UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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MASTERCARD INCORPORATED



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50

YEARS OF SHAPING THE FUTURE

NOTICE OF 2016 ANNUAL MEETING
OF STOCKHOLDERS AND PROXY STATEMENT



MasterCard



April 29, 2016

Dear Fellow Stockholder:

We are pleased to invite you to the 2016 Annual Meeting of Stockholders of MasterCard Incorporated, which will be held on Tuesday, June 28, 2016, at 8:30 a.m. (Eastern time) at the MasterCard Incorporated headquarters, 2000 Purchase Street, Purchase, New York. A notice of the meeting and a proxy statement containing information about the matters to be acted upon are attached to this letter.

2016 is a momentous year for us. We are celebrating not only our 50th anniversary as a company, but also our 10th year as a publicly-traded company. As we look back on the decade since our initial public offering, we are proud of the tremendous growth our company has experienced and the value we have been able to return to stockholders. And as we plan for the future, our strategy remains rooted in our history of innovation and execution, steadied by a disciplined view of capital allocation. Under the oversight of our board, we strive to carry out our strategic vision and continue to preserve our credit rating while investing in critical areas that will drive future growth and return capital to stockholders.

Our engaged board takes seriously its role in shepherding our business and shaping our talent as we prepare for our next challenges and opportunities - by reviewing our long-term strategic plans, ensuring the resilience of our vision and keeping a watchful eye on our financial stability. With active guidance from our board, we are charting the course for what comes next - because more than at any other point in our 50-year history, the time to shape the future of payments is now.

We have modified our proxy statement this year with what we hope are concise and transparent explanations of our board's governing principles and practices and commitment to MasterCard and its stockholders. The proxy statement includes, among other things, detailed information about our director candidates, highlights of our committees' 2015 accomplishments and an enhanced report from our Audit Committee.

Also, as part of our regular consideration of board composition, we reviewed the skills, tenure and experience of our current directors against MasterCard's future strategy. After a deliberate and inclusive process, we are pleased to announce the nomination of a new director candidate, Oki Matsumoto. We also wish to express our gratitude to Mark Olivié and Edward Suning Tian, two of our longer serving directors, both of whom are not standing for re-election this year.

Your vote is important to us. While we invite you to attend the meeting and exercise your right to vote your shares in person, we recognize that many of you may not be able to attend the Annual Meeting or may choose not to do so. Whether or not you plan to attend, we encourage you to promptly vote your shares by submitting your proxy on the Internet, by telephone, or by completing, signing, dating and returning your proxy card or voting instruction form.

Thank you for being a stockholder and for the trust you have placed in MasterCard. We look forward to continuing our journey together in the decades to come.

Very truly yours,

Richard Haythornthwaite

Chairman of the Board

Ajay Banga

President and Chief Executive Officer

MASTERCARD INCORPORATED
2000 Purchase Street
Purchase, New York 10577

_____

NOTICE OF 2016 ANNUAL MEETING OF STOCKHOLDERS
To be held on June 28, 2016

_____

To the Stockholders of MasterCard Incorporated:

The 2016 Annual Meeting of Stockholders (the "Annual Meeting") of MasterCard Incorporated will be held on Tuesday, June 28, 2016, at 8:30 a.m. (Eastern time) at the MasterCard Incorporated headquarters, 2000 Purchase Street, Purchase, New York, to:

1.	Elect the 12 nominees named in the accompanying proxy statement to serve on MasterCard's Board of Directors as directors
2.	Approve on an advisory basis the MasterCard's executive compensation
3.	Ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for MasterCard for 2016
4.	Act on any other business which may properly come before the Annual Meeting or any adjournment or postponement thereof

The close of business on April 29, 2016 has been fixed as the record date for determining those stockholders entitled to vote at the Annual Meeting and any adjournments or postponements of the Annual Meeting (the "Record Date"). A list of eligible stockholders of record as of the close of business on the Record Date will be available for inspection by any stockholder or their attorney or agent for any purpose germane to the meeting during normal business hours 10 days prior to the Annual Meeting at the offices of MasterCard's Corporate Secretary at 2000 Purchase Street, Purchase, New York and at the Annual Meeting.

We mailed a Notice of Internet Availability of Proxy Materials (the "Notice") on or about April 29, 2016.

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS**
> MasterCard Incorporated's Proxy Statement and 2015 Annual Report are available at www.proxyvote.com.

Whether or not you plan to attend the Annual Meeting, please vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your Notice. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form. If you attend the meeting, you may vote in person, which will revoke any proxy you have already submitted. You also may revoke your proxy at any time before the meeting by notifying us in writing, executing and returning a subsequent proxy or by subsequently authorizing the individuals designated by MasterCard to vote your interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on your Notice.

If you attend the Annual Meeting in person, you will be asked to present photo identification and appropriate proof of ownership. See "About the Annual Meeting and Voting - What do I need to do if I would like to attend the Annual Meeting?" in the attached proxy statement for further instructions.

Unless you or your representative attend the Annual Meeting in person, MasterCard must receive your vote, either by telephone, Internet or proxy card or voting instruction form by 11:59 p.m. Eastern time on June 27, 2016 for your vote to be counted. Internet and telephone voting facilities will close at 11:59 p.m. (Eastern time) on June 27, 2016.

By Order of the Board of Directors

Janet McGinness

Janet McGinness

Corporate Secretary

Purchase, New York
April 29, 2016

Your vote is very important. Please promptly vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included on your Notice or, if you receive a paper copy of the proxy materials, by completing, signing, dating and returning your proxy card or voting instruction form. Voting by telephone, by Internet or by returning your proxy card or voting instruction form in advance of the Annual Meeting does not deprive you of your right to attend the Annual Meeting.

MASTERCARD INCORPORATED PROXY STATEMENT

Table of Contents

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Our Annual Meeting

Logistics

Date and Time	Place
June 28, 2016, 8:30 a.m., Eastern time	MasterCard Incorporated Headquarters, 2000 Purchase Street, Purchase, New York 10577
Record Date	**Who Can Vote**
April 29, 2016	Holders of our Class A common stock (our only voting class) are entitled to vote on all matters

Agenda

Item	Proposals	Board Vote Recommendation	Page #
1	**Election of 12 directors**	✔ FOR each director nominee	8
2	**Advisory approval of MasterCard's executive compensation**	✔ FOR	72
3	**Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for MasterCard for 2016**	✔ FOR	73

Our Board of Directors

Board Nominees

 **OUR BOARD RECOMMENDS YOU VOTE "FOR" EACH DIRECTOR NOMINEE**

Name	Age at Annual Meeting	Director Since	Primary Occupation	Independent	Committee Memberships
Richard Haythornthwaite	59	2006	Non-Executive Chairman, Centrica PLC	✔	✧, NCG
Ajay Banga	56	2010	President and Chief Executive Officer, MasterCard Incorporated		—
Silvio Barzi	68	2008	Former Senior Advisor and Executive Officer, UniCredit Group	✔	Audit, HRCC
David R. Carlucci	62	2006	Former Chairman and Chief Executive Officer, IMS Health Incorporated	✔	NCG
Steven J. Freiberg	59	2006	Senior Advisor, The Boston Consulting Group	✔	Audit (Chair), +, HRCC
Julius Genachowski	53	2014	Managing Director and Partner, The Carlyle Group	✔	HRCC
Merit E. Janow	58	2014	Dean, School of International and Public Affairs, Columbia University	✔	NCG
Nancy J. Karch	68	2007	Director Emeritus, McKinsey & Company	✔	NCG (Chair)
Oki Matsumoto	52	Nominee	Managing Director, Chairman and CEO, Monex Group, Inc.	✔	—
Rima Qureshi	51	2011	Senior Vice President, Chief Strategy Officer and Head of M&A, Ericsson	✔	Audit
José Octavio Reyes Lagunes	64	2008	Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company	✔	HRCC (Chair)
Jackson Tai	65	2008	Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd.	✔	Audit, +, NCG

✔	**Independent Director**	✧	**Chairman of the Board**
Audit	**Audit Committee**	**NCG**	**Nominating and Corporate Governance Committee**
HRCC	**Human Resources and Compensation Committee**	**+**	**Audit Committee Financial Expert**

2016 Board Refreshment

- Oki Matsumoto has been nominated to join the Board.

- Marc Olivié and Edward Suning Tian will leave the Board when their current terms expire at the Annual Meeting - we wish to express our sincere appreciation for their exemplary service and contributions to MasterCard since our initial public offering in May 2006.

Our Director Nominees' Experience, Independence and Diversity

 Public Company Board Experience    Global Perspective    CEO    Regulatory & Governmental    Consumer    Global Payments    Financial    Digital & Innovation    Information Security



92%
Independent
(CEO)

11 of our 12 Director nominees are independent, including our Chairman of the Board



25%
women

3 of our 12 Director nominees are women

Our Director nominees have lived and worked around the world



Corporate Governance

Our Governance Highlights

Independent Chairman of the Board

Declassified Board

Majority voting to elect directors

11 of our 12 Board nominees are independent

Our independent directors meet frequently in executive sessions

Annual Board and committee self-assessments

Active Board oversight of risk and risk management

Stock ownership guidelines for executive officers and non-employee directors

Active Board engagement in managing talent and long-term succession planning for executives

Political activity, privacy and data protection and sustainability disclosures on our website

---

Engaging with our Stockholders

During the fall and winter of 2015, we reached out to ten of our largest stockholders, who collectively hold almost 40% of our outstanding shares, and discussed with them a broad range of governance and strategic topics. These engagement efforts and the meaningful conversations we had provided us with a valuable understanding of their perspectives and an opportunity to exchange views. We were encouraged by the positive feedback we received and look forward to continuing our dialogue with our stockholders in the coming year.

Our Performance

Financial and Operational Highlights

In 2015, MasterCard had strong operational and financial performance:



* Net income and diluted earnings per share (EPS) (as well as related growth rates) and operating margin exclude special items consisting of the settlement charges recorded in 2015 for the termination of our U.S. qualified defined benefit pension plan ($79 million pretax, or $50 million after-tax, $0.04 per diluted share) and related to a U.K. merchant litigation settlement ($61 million pretax, or $44 million after-tax, $0.04 per diluted share). Growth rates for net revenue, net income and diluted EPS are also adjusted for foreign currency. On a GAAP basis, net revenue increased 2% to $9.7 billion, net income increased 5% to $3.8 billion and diluted EPS increased 8% to $3.35 (each compared on a year-over-year basis), and operating margin was 52.5%. See Appendix A for reconciliations of these non-GAAP measures and our reasons for presenting them.

Our strong performance in recent years has resulted in substantial stock price appreciation:



*Assumes $100 invested in shares of MasterCard's Class A common stock.



| | OUR BOARD RECOMMENDS YOU VOTE "FOR" OUR "SAY-ON-PAY" PROPOSAL |

Compensation

Our Core Executive Compensation Principles

MasterCard's executive compensation program is designed to attract, motivate and retain our executives, including our named executive officers, who are critical to our long-term success. The program is designed to address three core principles:

Executive officer goals are linked with stockholder interests	Pay is significantly performance-based	Compensation opportunities are competitive to attract and retain

Program Design

Our executive compensation program is designed to maximize retention and ensure that a substantial portion of our named executive officers' compensation is directly aligned with stockholders' interests:

- Primary elements consist of base salary, annual cash incentive and long-term incentive compensation (total direct compensation)

- A substantial portion of our executives' compensation is performance-based and at-risk

- Program is weighted toward long-term equity awards rather than cash compensation

Long-Term Incentive

	Base Salary	Annual Incentive	PSUs	Stock Options
Primary Purpose	Attraction and Retention			
		Reward Short-Term Performance	Reward Long-Term Performance	
			Align Interest with Stockholders	
Recipients	All NEOs			
Reviewed	Annually			
Payment/Grant Date	Ongoing	In Feb for Prior Year	March 1	
Cash/Equity	Cash		Equity	
Performance Period	Ongoing	1 Year	3 Year	Until Exercised (Up to 10-year life)
Competitive Level	Established within a range around the median of market competitive levels of target compensation for similar positions			
Other Considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession			

Executive Compensation Program Highlights (For a complete list, see CD&A pg 40)

We Do		We Do Not	
✓	Pay for performance (see pg 39)	🚫	Permit hedging of MasterCard stock
✓	Align executive compensation with stockholder returns through long-term incentives (see pg 46)	🚫	Provide new tax "gross-ups" for executive officers
✓	Include clawback provisions in our incentive plans and performance stock unit grant agreements (see pg 55)	🚫	Provide tax "gross-ups" for perquisites
✓	Set significant stock ownership guidelines for executives and non-employee directors (see pgs 54 and 28)	🚫	Reprice options

> ✓**More than 96% of the votes** cast on our 2015 say-on-pay proposal were in favor
> of our executive compensation program and policies

2015 Key Executive Compensation Decisions

- Established corporate score at 115% of target for purposes of paying annual incentives to executive officers under our Senior Executive Annual Incentive Compensation Plan
- Established payment for 2013 performance stock units at 155.6%



OUR BOARD RECOMMENDS YOU VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSE COOPERS LLP

Audit

Aggregate audit and non-audit fees billed to MasterCard by PwC for 2015 and 2014 (in thousands):

Type of Fees	Description	2015	2014
Audit Fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required in certain countries or jurisdictions in which we operate	$6,786	$6,937
Audit-Related Fees	For assurance and audit-related services (but not included in the audit fees set forth above) including the internal controls review of selected information systems (Statement on Standards for Attestation Engagement No. 16 audits)	$760	$1,155
Tax Fees	For tax compliance, tax advice and tax planning services	$940	$920
All Other Fees	For assessments of certain processes and accounting information research tools	$201	$83
Total		$8,687	$9,095

What our Audit Committee considered when engaging PwC for 2016:

- PwC's independence and integrity
- PwC's competence and its compliance with regulations
- The business acumen, value-added benefit, continuity and consistency and technical and core competency provided by the engagement team

- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness and communication and interaction with management, and
- PwC's efforts toward efficiency, including with respect to process improvements and fees.

Sustainability Efforts



- We work to advance equitable and sustainable growth and financial inclusion around the world

- We aim to have an enduring impact on the communities in which we live and work through other corporate philanthropy and employee volunteerism

- We have undertaken a variety of environmental sustainability and protection initiatives

Important Dates for 2017 Annual Meeting

Stockholder Proposal Deadline	**December 30, 2016**
Earliest Date Stockholders Can Submit Nominations of Directors or Other Business	**February 28, 2017**
Last Date Stockholders Can Submit Nominations of Directors or Other Business	**March 30, 2017**

SEE APPENDIX B FOR A GLOSSARY OF ACRONYMS AND TERMS FREQUENTLY USED THROUGHOUT THIS PROXY STATEMENT

CORPORATE GOVERNANCE

We are committed to continually enhancing our strong corporate governance practices, which we believe helps us sustain our success and build long-term value for our stockholders. Our Board oversees MasterCard's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the company and our stockholders. We have long maintained strong governance standards and a commitment to transparent financial reporting and strong internal controls.

Below are some highlights of our corporate governance practices:

Board Structure and Practices

- Our Board has an independent Chairman

- We have a declassified Board - all of our Board members are elected annually

- We have majority voting for our director elections

- 11 of our 12 Board nominees are independent, in accordance with NYSE corporate governance rules and our Corporate Governance Guidelines

- Our independent directors meet frequently in executive sessions

- Our Board and committees engage in annual self-assessments

Risk Management and Compensation

- Our Board actively oversees MasterCard's risk and risk management practices, focused on fostering a risk-aware culture while encouraging thoughtful risk taking

- Our Code of Conduct and Insider Trading Policy prohibit inappropriate trading activities with respect to MasterCard securities, including hedging and most pledging arrangements

- We have stock ownership guidelines for executive officers and non-employee directors to further align their interests with the interests of our stockholders

- Our Board is actively engaged in managing talent and long-term succession planning for executives

Social Responsibilities and Other Stockholder Concerns

- We post a Privacy and Data Protection Report on our website to explain our information practices and commitment to privacy and to increase transparency about our business

- We provide information about our commitment to sustainability on our website

- We provide updated and enhanced political activity disclosure on our website as part of our Political Activity Statement

Engagement

Management engages with our stockholders to better understand and respond to their perspectives on our governance practices, strategy and other matters of importance to them

We encourage you to visit the Governance section of our website (http://www.mastercard.com) in the "Investor Relations" section under "Corporate Governance". There you will find detailed information about corporate governance at MasterCard, including our key governance documents:

• Corporate Governance Guidelines	• Board Committee Charters
• Code of Conduct	• Supplemental Code of Ethics
• Whistleblower Procedures	• Privacy and Data Protection Report
• Political Activity Statement	

PROPOSAL 1: ELECTION OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH NOMINEE TO SERVE AS DIRECTOR

Election Process

Each Board member is elected annually by our Class A stockholders for a one-year term that expires at our next Annual Meeting. When our directors are elected to the Board, they also are automatically appointed as directors of our operating subsidiary, MasterCard International. Our directors are elected by an affirmative vote of the majority of the votes cast at the annual meeting of stockholders, subject to our majority voting policy, as described below in "About the Annual Meeting and Voting".

Director Nominations

Our Nominating and Corporate Governance Committee (NCG) reviews and selects candidates for nominations in accordance with its charter. It identifies potential new candidates by recommendations from its members, other Board members, management and individual stockholders. The NCG may also, if necessary or appropriate, utilize the services of a professional search firm. During 2015, the NCG used a variety of sources as part of its Board refreshment efforts, including considering director referrals and using a professional search firm for search services.

Stockholders may submit recommendations by writing to the Office of the Corporate Secretary, 2000 Purchase Street, Purchase, New York 10577, Attention: Janet McGinness. These recommendations must be submitted not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. The Corporate Secretary will forward all bona fide recommendations received by such date to the NCG for its consideration. The NCG may request such information from the recommended nominee or the stockholder as it deems appropriate. The NCG evaluates recommendations by stockholders using the same process it follows for evaluating other nominees.

For additional information on the nomination process, see the NCG's charter and our Corporate Governance Guidelines, both of which may be found on our website (http://www.mastercard.com) in the "Investor Relations" section under "Corporate Governance".



Director Criteria, Qualifications and Experience

The NCG believes that all directors should:

- meet the highest standards of professionalism, integrity and ethics

- be committed to representing the long-term interests of our stockholders

- possess strength of character and maturity in judgment, and

- reflect our corporate values.

Key factors the Board considers when selecting directors and refreshing the Board (in addition to the current needs of the Board and the company) include:

- **Diversity** - While the Board does not have a specific diversity policy, our Corporate Governance Guidelines provide that the NCG should seek to foster diversity on the Board when nominating directors for election by taking into account geographic diversity to reflect the geographic regions in which we operate in a manner approximately proportional to our business activity, as well as diversity of age, gender, race, ethnicity and cultural background.

- **Experience** - The NCG strives for a Board that spans a range of leadership and skills and represents other experiences relevant to MasterCard's strategic vision and global activities.

- **Age and Tenure** - Our Corporate Governance Guidelines generally require that our non-employee directors not stand for re-election following the earlier of their 15th anniversary on the Board or their 72nd birthday. The Board considers these requirements as part of a broader discussion of our directors' qualifications and experience and when and how to refresh its membership.

Our Director Nominees are Diverse



3 of our 12 Director Nominees are women

25%
women

Our Director Nominees have lived and worked around the world



Our Director Nominees Reflect Our Corporate Values

(Trust)   (Agility)   (Initiative)   (Partnership)

The NCG regularly reviews the director skills and experience qualifications that it believes are desirable to be represented on the Board, and has recently updated these skills and qualifications to better reflect MasterCard's strategic vision and business activities:



Global Payments
including within retail banking, telecommunications, technology and data



Global Perspective
including significant experience in the geographic regions in which we operate



Information Security
including cyber-security and data privacy



Digital & Innovation
including application of technology in payments, mobile and digital, as well as Internet, retail and social media experience



Consumer
including brand, marketing and retail experience and other merchant background



Regulatory & Governmental
including deep engagement with regulators as part of a business and/or through positions with governments and regulatory bodies



Financial
including risk management orientation



CEO Experience
including service as a chief executive officer at publicly-traded and private companies



Public Company Board Experience
both U.S. and non-U.S.

Nominees for Election as Directors

In 2015, as part of our periodic Board refreshment efforts, the NCG sought to recruit new Board members who align with our long-term strategy, strengthen our skill mix and maintain our Board's global diversity. After consideration of a number of candidates submitted through our nomination process, including a comprehensive review of the candidates' experiences and qualifications, the NCG recommended that Oki Matsumoto be elected to the Board. Mr. Matsumoto was recommended as a result of professional networking among our Board members. The qualifications that will make Mr. Matsumoto a highly valuable asset to our Board are further described below.

At the Annual Meeting, 12 directors are to be elected to each hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified. The Board has approved the nomination of the following directors:

Richard Haythornthwaite (Chairman)	Steven J. Freiberg	Oki Matsumoto
Ajay Banga (President and CEO)	Julius Genachowski	Rima Qureshi
Silvio Barzi	Merit E. Janow	José Octavio Reyes Lagunes
David R. Carlucci	Nancy J. Karch	Jackson Tai

Each nominee was approved by the NCG and recommended to the Board for approval following an evaluation of their qualifications and, in the case of our current directors, their prior Board service. Each nominee has agreed to be named in this proxy statement and to serve if elected. Following the Annual Meeting, if all of our nominees are elected, we will have 12 directors and will decrease the size of our Board to 12 members.

Below is a summary of the primary experiences, qualifications and skills that our director nominees bring to the Board:


Global Perspective 12
CEO 7
Global Payments 8
Information Security 5
Financial 11
Regulatory & Governmental 9
Digital & Innovation 11
Consumer 7
Public Company Board Experience 11

In light of the individual qualifications and experiences of each of our director nominees and the contributions that our nominees currently serving as directors have made to our Board, our Board has concluded that Oki Matsumoto should be elected to our Board and that each of our continuing director nominees should be re-elected. Biographies of the nominees follow.

MasterCard



Chairman and Director since
May 2006

Age at Annual Meeting:
59

Board Committees:
• Nominating and Corporate Governance



Richard Haythornthwaite

Non-Executive Chairman, Centrica PLC, a multinational utility company (since January 2014)

Mr. Haythornthwaite has served as CEO, Chairman and senior executive at several non-U.S. multinational companies, bringing to the Board global perspective. As chairman of government bodies and companies in highly regulated industries, he contributes risk management experience and valuable insight on engaging and partnering with regulators. Mr. Haythornthwaite's past service on public company audit committees and experience with financial operational rescue challenges provide valuable financial understanding.

PREVIOUS BUSINESS EXPERIENCE

- Partner, Star Capital Partners Limited (2006-2008)
- CEO, Invensys plc (2001-2005)
- Chief Executive-Europe and Asia and Group Chief Executive, Blue Circle Industries plc (1997-2001)
- Prior positions include Director of Premier Oil plc; President of BP Venezuela; and General Manager of Magnus Oilfield, BP Exploration

CURRENT PUBLIC COMPANY BOARDS

- Non-Executive Chairman, Centrica PLC (compensation committee)

ADDITIONAL POSITIONS

- Chairman of each of QIO Technologies; Arc International Holdings and its parent company, Glass Holdings SA
- Advisor, PSI UK Ltd.; prior positions include chairman of the operating businesses (2014-2015) and President (2010-2013)

PAST PUBLIC COMPANY BOARDS

- Non-Executive Chairman, Network Rail (2009-2012); Blue Circle Industries plc; Cookson Group plc; Imperial Chemical Industries plc; Invensys plc; Premier Oil plc; and Land Securities Group plc



Director since
April 2010

**Age at
Annual Meeting:**
56



Ajay Banga

President and Chief Executive Officer (since July 2010)

Mr. Banga, our President and CEO, contributes to the Board extensive global payments experience (including with payments technology and retail banking), as well as a deep focus on innovation and information security. As our CEO and as a member of business advocacy organizations and government-sponsored committees, Mr. Banga provides valuable perspective on engaging and partnering with regulators. His brand marketing experience (including at several global food and beverage companies) adds strong consumer insight.

PREVIOUS BUSINESS EXPERIENCE

- President and COO, MasterCard (2009-2010)
- CEO, Asia Pacific region, Citigroup (2008-2009)
- Prior positions at Citigroup (1996-2008), including Chairman and CEO, International Global Consumer Group; Executive Vice President, Global Consumer Group; President, Retail Banking, North America; business head for CitiFinancial and the U.S. Consumer Assets Division; and division executive for the consumer bank in Central/Eastern Europe, Middle East, Africa, and India
- Nestlé India (13 years) and PepsiCo, Inc. (2 years)

CURRENT PUBLIC COMPANY BOARDS

- The Dow Chemical Company (compensation and leadership development committee)

ADDITIONAL POSITIONS

- Member, President's Advisory Committee for Trade Policy and Negotiations (U.S.)
- Member, President's Commission on Enhancing National Cybersecurity (U.S.)

- 2016 recipient of the Padma Shri Award from the Indian government in recognition of distinguished service and exceptional achievements
- Member and former chairman, U.S.-India Business Council; member, U.S.-India CEO Forum; Co-chair, American India Foundation
- Member of each of the Business Roundtable (Executive Committee); International Business Council of World Economic Forum; Council on Foreign Relations; The Economic Club of New York; Peterson Institute for International Economics; and the Business Council (as a vice chairman)
- Director of each of American Red Cross; The Financial Services Roundtable (chairman); New York City Ballet; and The Partnership for New York City
- Member of each of the Board of Overseers of Weill Cornell Medical College and International Advisory Board of Moscow School of Management (SKOLKOVO)
- Fellow, Foreign Policy Association (awarded the Foreign Policy Association Medal in 2012)

PAST PUBLIC COMPANY BOARDS

- Kraft Foods Inc.



Director since
January 2008

**Age at
Annual Meeting:**
68

Board Committees:
- Audit
- Human Resources and Compensation



Silvio Barzi

Former Senior Advisor and Executive Officer, UniCredit Group
(June 2007 - November 2010)

Mr. Barzi has extensive global payments and regulatory experience as a senior executive in retail banking and payments, including at a bank specializing in credit cards, consumer credit and mortgages. His background as a senior insurance company executive and as an information technology and financial institution consultant provides valuable financial knowledge, information security expertise and insight into technology and innovation. His career spanning over four continents provides valuable understanding of developing markets.

PREVIOUS BUSINESS EXPERIENCE
- Senior executive positions at UniCredit Group and its wholly-owned subsidiaries and affiliates (2000-2010), including Chairman and founder of UniCredit Family Financing (2007-2010); Executive Vice President of UniCredit Group; CEO of UniCredit Consumer Financing; and Senior Advisor to UniCredit Group (post-retirement)
- COO, Winterthur/Credit Suisse Italy (insurance)
- Partner, McKinsey & Company (management consulting)

ADDITIONAL MASTERCARD EXPERIENCE
- Board member prior to IPO (2003-2006) and non-voting observer (2007-2008)
- Board contact with the MasterCard Foundation
- Member of European Regional Advisory Board since IPO (Chairman since 2007) and predecessor Europe Region Board (2001-2006)

ADDITIONAL POSITIONS
- Former director of SiNSYS (European card processor) and Perago Financial System Enablers (Pty) Ltd. (Chairman, South Africa-based central banking applications software), subsidiaries of SIA Group
- Former director, Querica Software



Director since
May 2006

**Age at
Annual Meeting:**
62

Board Committees:
- Nominating and Corporate Governance



David R. Carlucci

Former Chairman and Chief Executive Officer, IMS Health Incorporated
(2006-2010)

Mr. Carlucci brings to the Board global business perspective, financial insight and regulatory experience as the former Chairman and CEO of a U.S.-based multinational corporation in the pharmaceutical and healthcare industries. As a former Chief Information Officer and through several senior executive level operations and management positions, Mr. Carlucci adds valuable information security expertise and insights into technology and innovation.

PREVIOUS BUSINESS EXPERIENCE
- Chairman and CEO, IMS Health Incorporated (2005-2010) (became Chairman in 2006); prior experience since joining in 2002 including President and COO
- General Manager, IBM Americas, overseeing all sales and distribution operations in the U.S., Canada and Latin America (2000-2002)
- Prior positions at IBM (1990-2000), including general manager, S/390 Division; Chief Information Officer; general manager, IBM Printing Systems Company; vice president, systems, industries and services, Asia Pacific; and vice president of marketing and channel management, IBM Personal Computer Company-North America

CURRENT PUBLIC COMPANY BOARDS
- Mallinckrodt public limited company (human resources and compensation committee chairman)

PAST PUBLIC COMPANY BOARDS
- IMS Health Incorporated (Chairman)



Director since
September 2006

**Age at
Annual Meeting:**
59

Board Committees:
• Audit
  *(Chairman)
  Audit Committee
  Financial Expert*
• Human
  Resources and
  Compensation



Steven J. Freiberg

Senior Advisor, The Boston Consulting Group, a global management consulting firm **(since December 2012)**

Mr. Freiberg shares with the Board extensive senior level global payments experience, including leading retail banking and payments businesses. This experience provides global perspective and regulatory insights. His leadership of consumer and global cards businesses also contributes strong consumer and innovation insight. His service as our Audit Committee chairman and as a director of consumer finance and foreign exchange companies provides valuable financial understanding.

PREVIOUS BUSINESS EXPERIENCE

• CEO, E*TRADE Financial Corporation, (financial services) (2010-2012)

• Several executive positions at Citigroup (2005-2010), including executive vice president, Citibank N.A.; chairman and CEO of Citi Holdings-global consumer; CEO, global cards; chairman and CEO, global consumer group, N.A.; co-chairman, global consumer group; chairman and CEO, Citi Cards

• Additional positions with Citigroup's predecessor companies and affiliates (1980-2005)

• Director, several Citigroup affiliates (including Citibank N.A.)

CURRENT PUBLIC COMPANY BOARDS

• Regional Management Corp. (consumer finance) (audit committee and compensation committee chair)

ADDITIONAL MASTERCARD EXPERIENCE

• Director of U.S. region board prior to IPO (2001-2006) (Chairman from 2004-2006)

ADDITIONAL POSITIONS

• Director, OANDA Corporation (Internet-based forex trading and currency information services)

• Senior Advisor of Verisk Analytics, Inc. (data analysis and risk assessment); and 24/7 (technology consulting)

• Trustee, Hofstra University

PAST PUBLIC COMPANY BOARDS

• E*TRADE Financial Corporation



Director since
June 2014

**Age at
Annual Meeting:**
53

Board Committees:
• Human
  Resources and
  Compensation



Julius Genachowski

Managing Director and Partner, The Carlyle Group, a global alternative asset management firm **(since January 2014)**

Mr. Genachowski brings to the Board extensive digital and media expertise, regulatory experience, information security insight and both global and consumer perspective through a career as a senior government official and senior business executive, investor and director at or with internet, media, telecommunications and other companies. Mr. Genachowski also adds valuable financial knowledge as a global asset management firm partner and through experience in private equity at a large operating business and on public audit committees.

PREVIOUS BUSINESS EXPERIENCE

• Chairman, U.S. Federal Communications Commission (2009-2013)

• Senior executive roles with IAC/ InterActiveCorp (internet and media), including chief of business operations and general counsel

• Senior Advisor, General Atlantic (private equity firm)

• Several other U.S. government roles, including Chief Counsel to FCC Chairman; law clerk to U.S. Supreme Court Justice David Souter; and Congressional staff member (including for then-Representative Charles Schumer, and for the joint select committee investigating the Iran-Contra Affair)

CURRENT PUBLIC COMPANY BOARDS

• Sprint Corporation (audit committee)

ADDITIONAL POSITIONS

• Member, President's Intelligence Advisory Board (U.S.)

• Director of AsiaSat (Asian satellite operator) (compliance committee); Sonos (consumer electronics and software); and Syniverse Technologies (technology and business services provider) (compensation committee)

PAST PUBLIC COMPANY BOARDS

• Ticketmaster Entertainment, Inc.; Expedia, Inc.; Hotels.com; Web.com Group, Inc.



Director since
June 2014

**Age at
Annual Meeting:**
58

Board Committees:
• Nominating
  and
  Corporate
  Governance



Merit E. Janow

Dean, School of International and Public Affairs (SIPA), Columbia University (since July 2013)

Professor Janow contributes to the Board extensive global and financial perspective through a career as dean and professor of international economic law and international affairs. Her extensive regulatory experience serving on world trade bodies and representing the U.S. in trade and international competition policy matters provides valuable insight on engaging and partnering with regulators. She brings innovation insights as a director of a high-growth technology company.

PREVIOUS BUSINESS EXPERIENCE

- Professor of international economic law and international affairs at SIPA (since 1994)
- Leadership positions at Columbia University, including director, international finance and economic policy program; director, masters' program in international affairs; and chairman, Columbia University's Advisory Committee on Socially Responsible Investing
- Member, Appellate Body of the World Trade Organization
- Executive Director, the International Competition Policy Advisory Committee of the U.S. Department of Justice
- Deputy Assistant U.S. Trade Representative, Japan and China

CURRENT PUBLIC COMPANY BOARDS

- Trimble Navigation Limited (corporate governance committee)

ADDITIONAL POSITIONS

- Director, The NASDAQ Stock Market LLC (a subsidiary board of The NASDAQ OMX Group, Inc.)
- Director and proxy committee member, American Funds (a mutual fund family of the Capital Group) (more than 20 funds)
- Charter member, International Advisory Council of China Investment Corporation
- Member, Council on Foreign Relations
- Director, Japan Society



Director since
January 2007

**Age at
Annual Meeting:**
68

Board Committees:
• Nominating
  and
  Corporate
  Governance
  (Chairman)



Nancy J. Karch

Director Emeritus, McKinsey & Company (since 2000)

Ms. Karch brings to the Board extensive merchant, retail and consumer marketing experience through her career as a consultant to global retail clients and as a director at several retail and retail-centric companies, contributing global perspective and strong consumer, digital and global payments experience. Ms. Karch's extensive experience as a director of U.S. public companies, including her chairman experience and past and present service on public company audit committees, adds valuable corporate governance and financial insight.

PREVIOUS BUSINESS EXPERIENCE

- Senior Partner, McKinsey & Company (consulting firm) (1988-2000)
- Served in several other capacities at McKinsey & Company (1974-1988)

CURRENT PUBLIC COMPANY BOARDS

- Non-Executive Chairman, Kate Spade and Company (nominating and corporate governance and audit committees)
- Kimberly-Clark Corporation (nominating and corporate governance committee chairman)

ADDITIONAL POSITIONS

- Trustee and Chairman, Northern Westchester Hospital
- Trustee, Northwell Health System

PAST PUBLIC COMPANY BOARDS

- CEB
- Genworth Financial, Inc.
- The Gillette Company
- Nabisco
- Toys "R" Us, Inc.



Director Nominee

Age at Annual Meeting: 52



Oki Matsumoto

Managing Director, Chairman and CEO, Monex Group, Inc., an online securities brokerage firm (since 2011)

Mr. Matsumoto has been nominated to serve as a director of MasterCard, subject to his election at the Annual Meeting. As the founder and CEO of a Japan-based, publicly-traded financial services holding company and former director of a stock exchange, as well as through a career in investment banking, Mr. Matsumoto will provide global perspective and extensive financial expertise to the Board. His leadership of a global online securities brokerage firm will provide valuable digital and innovation experience.

PREVIOUS BUSINESS EXPERIENCE

- Founded Monex, Inc. (financial services) in 1999; held management roles including Representative Director and CEO (2004-2011) and Representative Director, President and CEO (1999-2004)
- General Partner, Goldman Sachs Group, L.P. (1994-1998)
- Vice President, Goldman Sachs Japan Co., Ltd. (1992-1994)
- Analyst, Goldman Sachs Japan Co., Ltd. (1990-1992)
- Analyst, Salomon Brothers Asia Limited (1987-1990)

CURRENT PUBLIC COMPANY BOARDS

- Kakaku.com, Inc.
- JIN CO., LTD
- Monex Group, Inc.

ADDITIONAL POSITIONS

- International Board Member, Human Rights Watch
- Councilor, International House of Japan
- Former member, Economic Counsel to the Prime Minister
- Former Director, Tokyo Stock Exchange (2008-2013)



Director since April 2011

Age at Annual Meeting: 51

Board Committees:
• Audit



Rima Qureshi

Senior Vice President, Chief Strategy Officer and Head of M&A, Ericsson, a global technology, software and services company (since May 2014)

Ms. Qureshi contributes to the Board global perspective, digital expertise and innovation insights through her extensive senior level experience at a global telecommunications equipment and services provider, including roles in strategy, regional management, research and development, sales, services and manufacturing. Having spent numerous years working in the telecommunications and information technology industries, Ms. Qureshi provides the Board with relevant global payments and information security expertise.

PREVIOUS BUSINESS EXPERIENCE

- Executive positions at Ericsson, including Senior Vice President-strategic projects (2012-2014) and Senior Vice President and head of business unit CDMA mobile systems (2010-2012)
- Additional positions at Ericsson (1993-2010), including vice president, strategic program manager, Ericsson-U.S.; vice president and service sales, Ericsson-Canada; vice president and head of product area customer support, Ericsson-Stockholm
- IT consultant, DMR Group Inc.

CURRENT PUBLIC COMPANY BOARDS

- Great West Lifeco. (Nominee for election at the annual meeting in May 2016)

ADDITIONAL POSITIONS

- Chairperson, Northern Europe, Russia and Central Asian Region of Ericsson

PAST PUBLIC COMPANY BOARDS

- Wolters Kluwer (compensation committee)

MasterCard



José Octavio Reyes Lagunes

Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company, a global beverage company **(January 2013 - March 2014)**

Mr. Reyes shares with the Board global perspective and regulatory experience as a retired senior executive and Latin America group president of a leading multinational public company. His experience as a beverage industry brand manager in North America and Latin America and as a director of public companies in the beverage industry provides the Board with strong consumer insight and global payments experience.

Director since
January 2008

**Age at
Annual Meeting:**
64

Board Committees:
• Human Resources and Compensation *(Chairman)*



PREVIOUS BUSINESS EXPERIENCE

• Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company (2013-2014)

• Executive positions at The Coca-Cola Company, including President, Latin America Group (2002-2012); and President, Coca-Cola de México (1996-2002)

• Additional management positions at The Coca-Cola Company (1980-1996), including manager of strategic planning, Coca-Cola de México; manager, Sprite and Diet Coke brands (corporate headquarters, Atlanta); marketing director for Brazil; and vice president of marketing and operations, Coca-Cola de México

• Grupo IRSA, a Monsanto Company joint venture (5 years' experience)

CURRENT PUBLIC COMPANY BOARDS

• Coca-Cola HBC AG (social responsibility committee)

• Coca-Cola FEMSA S.A.B de C.V. (KOF)

ADDITIONAL POSITIONS

• Director, Fundación UNAM

• Director, Papalote Children's Museum in Mexico City



Jackson Tai

Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd. (June 2002 - December 2007)

Mr. Tai brings to the Board extensive global executive experience in global payments and retail banking, including as former CEO of a Singapore-based bank and as a director of several global financial institutions. Mr. Tai's experience as a CFO, his extensive experience as a member of numerous public company audit committees and his career in investment banking provide valuable financial understanding. His service as a director of technology-focused, telecommunications and retail companies provides valuable consumer and digital and innovation insight.

Director since
September 2008

**Age at
Annual Meeting:**
65

Board Committees:
• Audit
  Audit Committee Financial Expert
• Nominating and Corporate Governance



PREVIOUS BUSINESS EXPERIENCE

• Vice Chairman and CEO, DBS Group and DBS Bank Ltd. (2002-2007)

• Prior executive positions at DBS Group (1999-2002), including President and COO and CFO

• Senior management positions at Investment Banking Division, J.P. Morgan & Co. Incorporated (New York, Tokyo and San Francisco) (1974-1999)

CURRENT PUBLIC COMPANY BOARDS

• Royal Philips N.V. (audit committee chairman)

• Bank of China Limited (audit, risk and strategic development committee)

• Eli Lilly and Company (audit and finance committees)

ADDITIONAL POSITIONS

• Director of privately-held Vaporstream, Inc. (secure messaging technology co.) and Russell Reynolds Associates, Inc.

• Director, Metropolitan Opera

• Former director, Brookstone Inc. (non-executive chairman and audit committee) (served as interim President and CEO from Jan 2012-May 2012)*

• Former director, Cassis International Pte. Ltd.

• Member, Bloomberg Asia Pacific Advisory Board and Harvard Business School Asia Pacific Advisory Board

• Trustee, Rensselaer Polytechnic Institute

PAST PUBLIC COMPANY BOARDS

• ING Groep N.V. (audit committee chairman)

• NYSE Euronext (audit and technology committees)

• Singapore Airlines (audit committee)

• DBS Group

---

* In April 2014 (after Mr. Tai's Nov. 2013 resignation from its board), Brookstone Inc. commenced a voluntary, prearranged reorganization case under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

BOARD AND COMMITTEES

Board Leadership Structure

We have an independent Chairman of the Board, Richard Haythornthwaite. The role of the Chairman is to provide governance and leadership to the Board, including helping to organize the Board's work and ensuring that its members have information to effectively carry out their responsibilities. Specifically, Mr. Haythornthwaite's responsibilities include, among other things:

- presiding over Board meetings and executive sessions of non-management and independent directors

- overseeing the adequacy of information available to directors

- coordinating feedback regarding issues discussed in executive session as well as performance to the CEO

- facilitating effective communication between the Board and our stockholders, including, among other things, by presiding over the annual meeting, and any special meetings, of stockholders

- working with the CEO and Corporate Secretary to set Board meeting agendas, and

- providing advice and counsel to the CEO.

The Board does not have a specific policy regarding the separation of the Chairman and CEO roles, as it believes it is in the company's best interest to make that determination from time to time based on the position and direction of MasterCard and the membership of the Board. We have had an independent Chairman since our IPO, and the Board believes having both separate CEO and Chairman positions and an independent Chairman continues to be the appropriate leadership structure for MasterCard at this time. This structure enables the CEO to focus on the operation of our business, while the Chairman focuses on ensuring the independence of the Board in fulfilling its obligations to MasterCard and our stockholders.

The Board holds regularly scheduled meetings of independent directors in executive session without management present, and may meet more frequently upon request of any independent director. The Chairman ordinarily presides at such sessions.

Board Committees

The Board has a standing Audit Committee, Human Resources and Compensation Committee (HRCC) and Nominating and Corporate Governance Committee (NCG), each of which operates under a written charter posted on our website (http://www.mastercard.com) in the "Investor Relations" section under "Corporate Governance" and "Board Committees". The following describes the responsibilities, current membership and total number of meetings held as well as the key accomplishments of each committee in 2015:

Audit Committee

Number of Meetings in 2015: 11



Chairman:
Freiberg

Other Committee Members:
Barzi
Olivié*
Qureshi
Tai

*through the date of the Annual Meeting

Primary Responsibilities

The Audit Committee assists our Board in its oversight of:

- the quality and integrity of MasterCard's financial statements
- MasterCard's compliance with legal and regulatory requirements
- the qualifications, performance and independence of MasterCard's independent registered public accounting firm
- risk assessment and risk management
- the performance of MasterCard's internal audit function, and
- the quality of MasterCard's internal controls.

2015 Highlights

See the Audit Committee Report (pg 74) for a list of the committee's activities in 2015.

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE. The Board also has determined that each committee member is "financially literate" within the meaning of the NYSE listing standards. No committee member simultaneously serves on the audit committees of more than three public companies as defined in the NYSE Listed Company Manual.

Audit Committee Financial Experts

The Board has identified both Mr. Freiberg and Mr. Tai as "audit committee financial experts" under the applicable SEC rules based on their experience and qualifications.

Nominating and Corporate Governance Committee

Number of Meetings in 2015: 5



Chairman:
Karch

Other Committee Members:
Carlucci
Haythornthwaite
Janow
Tai
Tian*

*through the date of the Annual Meeting

Primary Responsibilities

The NCG:

- identifies individuals qualified to become directors
- recommends that the Board select the candidates for directorships to be filled by the Board or by the stockholders
- develops and recommends to the Board a set of corporate governance principles
- oversees the annual process for Board and committee self-evaluations
- oversees legal, regulatory and public policy matters significant to MasterCard, and
- takes a leadership role in shaping corporate governance with a focus on the long-term interests of MasterCard and its stockholders.

2015 Highlights

- Established an Innovation Working Group to explore and provide guidance to management on innovation
- Monitored governance trends (including considering proxy access) and examined developments in our intellectual property, franchise integrity and regulatory engagement programs
- Refreshed Board and committee membership, including by nominating Oki Matsumoto for election as a director at the Annual Meeting, and
- Updated director skills and experience qualifications to better reflect MasterCard's strategic vision and business activities.

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

Human Resources and Compensation Committee   **Number of Meetings in 2015: 8**



Chairman:
Reyes

Other Committee Members:
Barzi
Freiberg
Genachowski
Olivié*

*through the date of the Annual Meeting

Primary Responsibilities

The HRCC is primarily responsible for:

- ensuring that MasterCard's compensation and benefit programs are fair and appropriate, and designed to attract, retain and motivate employees
- ensuring that pay practices are consistent with our stated compensation strategy, reasonable in view of our economics, take into consideration the relevant practices of similar companies and are consistent with the requirements of appropriate regulatory bodies
- determining annual and long-term goals for MasterCard and ensuring that compensation paid to executive officers is commensurate with levels of performance
- ensuring that we have a thorough succession planning process, and
- providing direction and perspective to management on strategies with significant human resource implications.

2015 Highlights

- Evaluated MasterCard's long-term incentive plan and modified eligibility and award criteria to align with evolving market conditions and company strategy
- Performed global benefits framework review to assess strategy, competitiveness, risks and regulatory compliance of programs, and
- Performed a review of MasterCard's overall succession planning strategy.

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE, is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and is an outside director for purposes of Section 162(m) of the Internal Revenue Code.

For information on how MasterCard considers and determines executive and non-employee director compensation, including the role of executive officers and the compensation consultant, see the "Compensation Discussion and Analysis" section (pg 39).

Board Member Attendance

The Board held 5 meetings during 2015. During 2015, each director attended 75% or more of the aggregate of: (a) the total number of Board meetings held during the year and (b) the total number of meetings held by all committees of the Board on which such director served during the year (during the period for which he or she has been a director/committee member). The number of committee meetings held during 2015 is set forth above under "Board Committees".

We encourage directors to attend our annual meeting and endeavor to hold Board and/or committee meetings on the annual meeting date to help promote this attendance. All Board members attended the 2015 annual meeting.

Board and Committee Evaluation

Each year, the NCG oversees the Board and committee evaluation process. The NCG considers the format and framework for the process, which includes deciding whether to use a third party facilitator periodically. When we do not use a third party facilitator, we utilize a director questionnaire to facilitate the annual evaluation of topics such as Board and committee effectiveness, director contributions and the like. Our independent Chairman and NCG Chairman review the results and share them with each committee chairman. Our Chairman meets individually with various Board members and organizes and summarizes the responses and recommendations for discussion with the Board. Each committee reviews its own assessment as well. For 2016, the NCG intends to use a third party facilitator to assist with the Board and committee evaluation process.

Director Business and Region Visits

Our Board members meet periodically with senior managers throughout our global business. The Board holds meetings at our headquarters as well as at various locations around the world. This provides directors with the opportunity to meet with stakeholders such as policymakers, government and business leaders and customers that are strategically important to our business. By meeting with stakeholders and managers globally, the directors gain a first-hand understanding of the issues and challenges we face in each region and how they tie into our strategic goals.

Board Risk Oversight

The Board is responsible for overseeing MasterCard's risk and risk management practices. The Board also seeks to foster a risk-aware culture while encouraging thoughtful risk taking in pursuit of the company's objectives. The Board exercises its risk oversight responsibility both directly and through its three standing committees, each of which is delegated specific risks and keeps the Board informed of its oversight efforts through regular reports by the committee chairmen. Management is accountable for day-to-day risk management efforts. The Board and committees' risk oversight and management's ownership of risk are foundational components of our Enterprise Risk Management program, which is designed to provide comprehensive, integrated oversight and management of risk and to facilitate transparent identification and reporting of key business issues to senior management, appropriate Board committees and the Board as a whole.

The following are the key risk oversight and management responsibilities of our Board, committees and management:


Board of Directors
Oversees Major Risks
• Strategic and competitive
• Financial
• Brand and reputational
• Legal and regulatory
• Operational
• Cybersecurity
• CEO Succession Planning
Audit Committee
Primary Risk Oversight
• Financial statement integrity and reporting
• Information security, technology and privacy & data protection
• Legal, regulatory & compliance
• Internal controls
HR & Compensation Committee
Primary Risk Oversight
• Employee compensation policies and practices
• Non-executive director compensation policies and practices
• Succession Planning
Nominating & Corp Gov Committee
Primary Risk Oversight
• Governance structure and processes
• Legal and policy matters with potential significant reputational impact
• Stockholder concerns (including sustainability)
Management
Key Risk Responsibilities
• Business units identify and manage business risks
• Central functions design risk framework, including setting boundaries and monitoring risk appetite
• Internal audit provides independent assurance on design and effectiveness of internal controls and governance processes

The following are the key processes by which the Board and its committees oversee risk:

- **Board** The Board exercises its direct oversight responsibility by meeting, at least annually, with management to discuss risk management processes and to assess the major risks impacting MasterCard. The Board also considers management's risk analyses as it evaluates MasterCard's business strategy. Throughout the year, the Board and designated committees also dedicate a portion of their regularly scheduled meetings to review and

discuss specific risks in detail, including through the use of risk scenarios. Strategic and operational risks are also presented to and discussed with the Board and its committees by the General Counsel, Chief Financial Officer, Chief Compliance Officer, General Auditor and other officers.

- **Audit Committee** The Audit Committee oversees risk management policies and processes by periodically meeting with management, the General Auditor and our independent registered public accounting firm for open and candid discussions regarding risk. As set forth in its charter, the Audit Committee reviews major risks facing MasterCard and at least annually receives a report on the status of the top risks and the steps taken to manage them. The committee also meets with management of individual business units on a periodic and rotating basis to discuss current and emerging risks. The committee reports to the Board on the status of the company's internal controls and approves internal and external audit plans based on a risk-based methodology and evaluation.

- **Human Resources and Compensation Committee** Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of MasterCard's risk oversight practices to employee compensation policies and practices for all employees (including non-executive officers), including whether our compensation programs create or encourage excessive risk-taking that is reasonably likely to have a material adverse effect on the company. The HRCC's assessment of risk is further discussed below under "Executive Compensation - Compensation Discussion and Analysis - Risk Assessment".

- **Nominating and Corporate Governance Committee** The NCG oversees risks by meeting periodically throughout the year to pro-actively consider and address key governance matters, legal and policy matters that could have a significant reputational impact on MasterCard and its public affairs, and matters of concern raised by stockholders, including sustainability.

Code of Conduct and Supplemental Code of Ethics

We have a written Code of Conduct that applies to all of our executive officers, employees and directors and provides a statement of MasterCard's policies and procedures for conducting business legally and ethically. In addition, MasterCard has adopted a written Supplemental Code of Ethics that applies only to the CEO, President, Chief Financial Officer, Controller and certain other senior officers. Both the Code of Conduct and the Supplemental Code of Ethics are posted on our website (http://www.mastercard.com) in the "Investor Relations" section under "Corporate Governance" and "Policies & Reports" (you can also find the Supplemental Code of Ethics under "Corporate Compliance"). They are available free of charge to any person who requests them by writing to our Corporate Secretary, MasterCard Incorporated, 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness.

We will promptly disclose, if required by applicable laws, any amendment to, or waiver from, a provision of the Code of Conduct or the Supplemental Code of Ethics granted to executive officers by timely posting such information on our website.

Hedging/Pledging Prohibitions and Insider Trading Policy

Our Code of Conduct includes various prohibitions against inappropriate trading activities in relation to MasterCard securities. Employees and non-employee directors are not permitted to hedge their economic exposure to the MasterCard stock they own, meaning they may not engage in trading in or writing options; buying puts, calls or other derivative securities or short selling or similar types of transactions in MasterCard securities. In addition, employees and non-employee directors are not permitted to buy MasterCard securities on margin unless arrangements are made to cover any margin calls in cash. As a practical matter, our Code of Conduct and anti-hedging policies prohibit employees and non-employee directors from entering into most pledging arrangements.

Under our insider trading policy, directors, executive officers (including named executive officers) and other employees with access to material non-public information about MasterCard are prohibited from engaging in transactions in MasterCard securities during blackout periods (other than in accordance with a pre-approved Rule 10b5-1 trading plan).

Communicating with the Board

Stockholders and other interested parties may contact any or all Board members (including, without limitation, our independent Chairman or the non-management directors as a group), any of its committees or any committee chairman by mail or electronically. Correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. All such correspondence can be sent by e-mail to corporate.secretary@mastercard.com or by mail to MasterCard Incorporated, Board of Directors, c/o the Office of the Corporate Secretary at 2000 Purchase Street, Purchase, New York 10577, Attention: Janet McGinness.

The Corporate Secretary or another member of our Law Department opens all communications for the sole purpose of determining whether the contents represent a message to the directors. All correspondence that is not in the nature of advertising, promotions of a product or service, or is not trivial, irrelevant, unduly hostile, threatening, illegal, patently offensive or similarly inappropriate will be forwarded promptly to the addressee. If no particular director is named, such communication will be forwarded, depending on the subject matter, to the chairman of the Audit Committee, HRCC or NCG, as appropriate.

The Corporate Secretary will forward to the Audit Committee Chairman any correspondence that reflects a complaint or concern involving:

- accounting, internal accounting controls and auditing matters

- possible violations of, or non-compliance with, applicable legal and regulatory requirements

- possible violations of MasterCard's Supplemental Code of Ethics for the CEO and senior officers, or

- retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint.

Stockholders, employees and others may also report complaints and concerns regarding accounting, internal accounting controls, auditing matters, possible violations of (or non-compliance with) applicable legal and regulatory requirements, possible violations of MasterCard's Supplemental Code of Ethics, or retaliatory acts against employees who make such a complaint or assist in the investigation of such a complaint in accordance with our Whistleblower Procedures. Our Chief Compliance Officer is responsible for keeping a docket of all reports received under the Whistleblower Procedures and summarizing the nature of the complaint and other relevant information. The Chief Compliance Officer will report any recent developments of items listed on the docket in reasonable detail to the Audit Committee chairman (and, if the chairman so directs, to the committee) at or in advance of each regularly scheduled meeting. The Whistleblower Procedures can be found on our website (http://www.mastercard.com) in the "Investor Relations" section under "Corporate Governance", "Policies and Reports" and finally, "Corporate Compliance".

DIRECTOR INDEPENDENCE AND RELATED PARTY TRANSACTIONS

Director Independence

The corporate governance listing standards of the NYSE require that a majority of the Board (and each member of the Audit Committee, HRCC and NCG) be independent. To assist in its independence determinations, the Board has adopted director independence standards as part of our Corporate Governance Guidelines, which you can find on our website (http://www.mastercard.com) in the "Investor Relations" section under "Corporate Governance".

No director or director nominee will be considered "independent" unless the Board affirmatively determines that such individual has (or would have) no material relationship with MasterCard (either directly or as a partner, stockholder or officer of an organization that has a relationship with MasterCard) other than as a Board or committee member. Additional requirements apply to Audit Committee and HRCC members. When making "independence" determinations, the Board broadly considers all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law or by any rule or regulation of any other regulatory body or self-regulatory body applicable to MasterCard. When assessing the materiality of a director's relationship with MasterCard, the Board considers the issue not merely from the standpoint of the director or director nominee, but also from that of persons or organizations with which such individual has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). In addition, the Board applies the independence guidelines set forth in our Corporate Governance Guidelines, which generally track the independence standards set by the NYSE.

In the course of its determination regarding the independence of each non-management director and director nominee, the Board considered any transactions, relationships and arrangements as required by the NYSE Listed Company Manual and under the independence requirements adopted by the Board.

In particular, the Board examined the following relationship during the past three years between MasterCard and a company with which it has or had a business relationship and where one of our director nominees is currently an executive officer:

Director Name	Company	Role	Nature of Services and Payments
Oki Matsumoto	Monex Group, Inc.	Managing Director, Chairman and CEO	Paid MasterCard for Advisors consulting services in each of 2013 and 2014 for an aggregate amount of approximately $130,000 - no subsequent services have been provided

In this case, sales to and/or purchases from this entity amounted to less than the greater of $1 million or 2% of either MasterCard's or that company's consolidated gross revenues.

Based on its review of all of the relevant facts, the Board affirmatively determined that none of our directors or director nominees, other than Mr. Banga, have a material relationship with us. Therefore:

The Board has determined that each of our directors and director nominees, other than Mr. Banga, qualifies as an independent director under NYSE listing standards and our Corporate Governance Guidelines

Additional Board Service Requirements

Our certificate of incorporation, by-laws and Corporate Governance Guidelines provide additional requirements for service as a Board member, as well as limited membership for "Industry Directors" (as described below) and officers or employees of MasterCard or any of its subsidiaries ("management directors").

Provision	Description
Requirements for Service	With the exception of a limited number of "Industry Directors", a director cannot, either currently or during the prior 18 months, have an affiliation or relationship (including as a director, officer, employee or agent or any material business relationship) with any entity (and any of its affiliates) that on or after May 30, 2006 was or becomes a "Class A" (or principal) or affiliate member of MasterCard International or a licensee of its brands, or with any operator, member or licensee of any general purpose payment card system (or any of their affiliates) that competes with MasterCard. In addition, no director can: - either currently or during the prior three years, have an affiliation or relationship (including as a trustee, officer, employee or agent or any material business relationship) with The MasterCard Foundation, or - be a director, regional board director, officer, employee or agent of, or represent, an entity (or an institution that is represented on any board of such an entity) that owns and/or operates a payment card program that is competitive with any of MasterCard's comparable card programs.
Industry Directors and Other Composition Requirements	- At least 64% of the Board must be determined by the Board to not be Industry Directors (directors with the types of relationships described above). - The number of non-Industry Directors and non-management directors combined always needs to be at least two greater than the combined number of Industry Directors and management directors. - Up to one-third of the members of each of the Audit Committee, HRCC and NCG may be Industry Directors. - No more than one Industry Director may serve on the NCG. - The Board has deemed Messrs. Tai and Genachowski to be Industry Directors.
Quorum	A majority of the directors in office, provided that a majority of the directors present are neither Industry Directors nor management directors.
Vacancies	To be filled only by a majority of the directors then in office who are not Industry Directors.
Nominations	Industry Directors cannot participate in nominating or selecting directors.

Certain Relationships and Related Party Transactions

Board Approval of Related Party Transactions

The Code of Conduct requires that any transaction that exceeds $120,000 between MasterCard and a related party, or in which a related party would have a direct or indirect material interest, be promptly disclosed to the General Counsel. The General Counsel is required to disclose such transactions promptly to the Board of Directors. Transactions with related parties must be approved or ratified by the Board or a committee of the Board consisting of at least three disinterested directors. Any director having an interest in the transaction is not permitted to vote on such transaction. Under the Code of Conduct, a "related party" is any of the following:

- an executive officer of MasterCard

- a director (or director nominee) of MasterCard

- an immediate family member of any executive officer or director (or director nominee)

- a beneficial owner of 5% or more of any class of MasterCard's voting securities, or

- an entity in which one of the above described persons has a substantial ownership interest in or control of such entity.

Related Party Transactions

Jordan Agee, an employee of MasterCard, is the son-in law of Robert Reeg, an executive officer of MasterCard. In 2015, Mr. Agee earned $136,358 in base salary and bonus. He also participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and his compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities. Mr. Agee was not hired by, nor does he report to, Mr. Reeg, and they are located in different geographic locations.

DIRECTOR COMPENSATION

MasterCard uses cash and stock-based compensation to attract and retain qualified individuals to serve on our Board. The company sets compensation for non-employee directors in light of the time commitment and prior experience levels expected of directors. Using information on public company director compensation provided by the independent compensation consultant, the HRCC recommends the form and amount of director compensation, which is determined by the Board.

Cash and Equity Compensation

MasterCard compensates its non-employee directors as follows:

Non-Employee Directors' Annual Retainer [1,2,3]		
Role	**Cash Compensation**	**Equity Compensation[4]**
Chairman of the Board	$180,000[5]	$265,000
Other Non-Employee Directors	$100,000	$185,000

Committee Members' Cash Annual Retainer[2, 3]			
Role	**Audit**	**Compensation**	**Nominating**
Committee Chairman	$25,000	$20,000	$20,000
Other Committee Members	$15,000	$10,000	$10,000

[1] Customary expenses for attending Board and committee meetings are reimbursed. The annual retainer and any committee retainer fees are prorated for partial year Board or committee service.

[2] Cash compensation is paid in advance in January for the first half of the year and in arrears in December for the second half of the year.

[3] Non-employee Directors, including the Chairman of the Board, are eligible to defer all or part of their cash compensation into a non-qualified deferred compensation arrangement. Directors who elect to defer cash compensation receive earnings on their deferrals based on investment elections. None of the investment options provide returns considered to be above-market or preferential.

[4] Annual stock grants are immediately vested and in the form of restricted stock or deferred stock units (DSUs) under MasterCard's Amended and Restated 2006 Non-Employee Director Equity Compensation Plan. Each Director selects the form of their award during an annual election process.

[5] Effective June 9, 2015, the amount of the Chairman's annual cash retainer was increased from $150,000.

Director Stock Ownership Guidelines

Each non-employee director is expected, within six years of joining the Board, to accumulate an ownership position in Class A common stock equal to five times the applicable annual cash retainer.

All current non-employee directors (except Mr. Genachowski and Professor Janow, who have not yet reached their guideline compliance date) have holdings that exceed the guidelines' recommended ownership level.

Total Director Compensation in 2015

The following table summarizes the total compensation earned in 2015 by each of our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
(a)	(b)	(c)	(d)	(e)
Richard Haythornthwaite	177,500	265,035	5,000	447,535
Silvio Barzi	125,000	185,009	1,084	311,093
David R. Carlucci	110,000	185,009	5,000	300,009
Steven J. Freiberg	135,000	185,009	5,000	325,009
Julius Genachowski	110,000	185,009	5,000	300,009
Merit E. Janow	110,000	185,009	5,000	300,009
Nancy J. Karch	127,500	185,009	5,000	317,509
José Octavio Reyes Lagunes	125,000	185,009	—	310,009
Marc Olivié	125,000	185,009	5,000	315,009
Rima Qureshi	120,000	185,009	—	305,009
Jackson Tai	125,000	185,009	5,000	315,009
Edward Suning Tian	110,000	185,009	—	295,009

[1] Represents the aggregate grant date fair value in accordance with GAAP in connection with all stock awards granted to Board members in 2015. The share price used for converting the grant made on June 9, 2015, the date of the 2015 annual meeting of stockholders, was the closing price of our common stock on the NYSE on that date ($92.09 per share). Mr. Haythornthwaite's award represents 2,878 shares of restricted stock, Mr. Olivié's award represents 2,009 shares of restricted stock and the awards to all other Board members represent 2,009 DSUs per director.

[2] Represents company-paid charitable matching contributions. Non-employee directors are eligible to have MasterCard make matching gift contributions of up to $5,000 annually in the name of the director to eligible charities.

The following table summarizes the fees paid in cash to each non-employee director for 2015, as shown in column (b) of the above table.

Name	Annual Retainer ($)	Audit Committee Retainer ($)	HRCC Retainer ($)	Nominating Committee Retainer ($)	Fees Earned or Paid in Cash ($)
Richard Haythornthwaite[1]	167,500	—	—	10,000	177,500
Silvio Barzi	100,000	15,000	10,000	—	125,000
David R. Carlucci	100,000	—	—	10,000	110,000
Steven J. Freiberg	100,000	25,000	10,000	—	135,000
Julius Genachowski	100,000	—	10,000	—	110,000
Merit E. Janow	100,000	—	—	10,000	110,000
Nancy J. Karch[2]	100,000	7,500	—	20,000	127,500
José Octavio Reyes Lagunes[2]	100,000	—	20,000	5,000	125,000
Marc Olivié	100,000	15,000	10,000	—	125,000
Rima Qureshi[2]	100,000	15,000	5,000	—	120,000
Jackson Tai	100,000	15,000	—	10,000	125,000
Edward Suning Tian	100,000	—	—	10,000	110,000

[1] Mr. Haythornthwaite's annual retainer amount paid in 2015 reflects an increase from $150,000 to $180,000 effective June 9, 2015.

[2] Some committee retainers reflect a proration due to change in committee membership during 2015.

MasterCard

SUSTAINABILITY

We are committed to supporting a sustainable future through our business practices.

Social Sustainability

Most significantly, we work to advance equitable and sustainable economic growth and financial inclusion around the world. As an integral part of our business objectives, we strive to work with others to connect the underbanked and unbanked to formal financial services. We believe that enabling vulnerable and marginalized communities to access these services is both the "right thing to do" and vital to the future of a vibrant modern economy. Our work on these efforts across the organization include incubating innovative ideas, scaling proven solutions and leveraging our processes or network. Our achievements in this area includes the following highlights:

- Through the MasterCard Center for Inclusive Growth, which is an independent subsidiary of MasterCard, we combine data, expertise, technology and philanthropic investments to empower those working on the front lines of inclusive growth.

- We help design inclusive financial services solutions and infrastructures that aid the underserved and provide support for financial ecosystems that will meet the needs of a diverse set of consumers, notably the unbanked.

- We created the MasterCard Labs for Financial Inclusion with the support of the Bill and Melinda Gates Foundation, which seeks to impact more than 100 million people by bringing together our innovation and global financial inclusion capabilities with local expertise and insight.

- We actively support the UN's Sustainable Development Goals and we have over 500 programs in more than 50 countries that are designed to reach the financially excluded.

In addition to these efforts, we aim to have an enduring impact on the communities in which we live and work through other corporate philanthropy and employee volunteerism.

Environmental Sustainability

In addition to our important social contributions, we understand the importance of addressing environmental sustainability and have made meaningful efforts to responsibly manage our overall environmental footprint over the course of several years, focusing specifically on energy conservation, recycling and pollution control. While we continue to explore the use of alternative energy sources, we have already undertaken a variety of environmental sustainability and protection initiatives, including:

- Attaining LEED certification on all of our owned buildings

- Attaining a LEED Platinum designation and an ENERGYSTAR score of 96 for our main data center in St. Louis, placing it in the top fourth percentile of energy efficient buildings

- Using exclusively hydroelectric power at our European headquarters

- Relocating or reconfiguring our offices to next-generation buildings or practices, with the aim of reducing energy usage and greenhouse gas emissions in our office locations

- Recycling or reducing 75% of waste generated in our owned facilities through various programs and initiatives

- Achieving 720,000 kW-hrs of energy savings through the implementation of energy efficiency projects

- Using LED lighting at our owned facilities, which reduces energy consumption, and

- Encouraging the use of green transportation by employees through bicycle allowances, car charging stations and shuttle bus services at certain locations.

Additionally, we partner with customers to develop products and services that help businesses and consumers reduce their impact on the environment. For example:

- We partner with merchants, governments and other organizations to save paper by replacing checks and other paper-based payment mediums with MasterCard products, and

- We work with several banks to provide environmentally conscious payment products.

Strategy

We work cross-functionally across our organization to set our current sustainability approach. While we feel we have a good foundation, we have recently engaged a consultant to assist us in creating a more comprehensive approach to help us articulate a sustainability strategy and related performance in a more unified, comprehensive manner.

We believe that our current approach of putting a broader sustainability strategy in place is a prudent course of action, and will provide us with the tools necessary to structure and adapt our sustainability goals and plans - including with respect to the environment - in response to ever-changing circumstances. We expect that having a comprehensive strategy will also facilitate more transparent reporting of our efforts.

Public Disclosure of Our Sustainability Initiatives

We currently disclose information regarding the initiatives comprising our program in the "Sustainability at MasterCard" section of our website in the "About MasterCard" section under "Being a Responsible Company". The website outlines the actions discussed above as well as others that demonstrate our commitment to sustainability. We expect to expand the type of information available on the website and to allow the website to become an even more transparent report of our goals and performance. We also respond annually to various sustainability questionnaires from the Carbon Disclosure Project and other organizations for the purpose of reporting our sustainability efforts.

MANAGEMENT
EXECUTIVE OFFICERS

Below is biographical information for each of our current executive officers, other than Mr. Banga (included above under "Proposal 1: Election of Directors"). Each executive officer serves at the discretion of the CEO and the Board.



**Age at
Annual Meeting:**
59

Ann Cairns

President, International Markets (since August 2011)

Ms. Cairns is responsible for the management of all of MasterCard's markets and customer-related activities outside the United States and Canada.

PREVIOUS BUSINESS EXPERIENCE
- Managing director and head of the financial industry services group, Europe, Alvarez & Marsal, London, (led the European team managing the estate of Lehman Brothers Holdings International through the Chapter 11 process) (2008-2011)
- CEO, transaction banking and executive committee member, ABN-AMRO, London (2002-2008)
- Prior positions include senior operational roles at Citigroup, including chief operating officer, e-Business, U.S., European and Japanese operations

CURRENT PUBLIC COMPANY BOARDS
- AstraZeneca PLC, a biopharmaceutical company (audit committee)



**Age at
Annual Meeting:**
57

Gary J. Flood

President, Global Products and Solutions (since November 2007)

Mr. Flood is responsible for the development of innovative products and services that benefit consumers, issuers, merchants, business partners and governments around the world. He has responsibility for enterprise security solutions, processing, digital payments, MasterCard Labs, core products, MasterCard Advisors and worldwide marketing and communications.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE
- Executive Vice President of Global Account Management (1997-2007)
- Senior Vice President of Consumer Card Product Management and Development (1993-1996)
- Various increasingly senior positions in the customer management and product management and development areas (since 1986)

PREVIOUS BUSINESS EXPERIENCE
- National sales manager for Citicorp's merchant business



**Age at
Annual Meeting:**
52

Ronald E. Garrow

Chief Human Resources Officer (since April 2013)

Mr. Garrow is responsible for all Human Resource functions globally.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE
- Executive Vice President, Global Human Resources Plans and Programs (November 2011-March 2013)
- Group Head, Global Talent Acquisition, Management and Development (March 2010-October 2011)

PREVIOUS BUSINESS EXPERIENCE
- Various executive positions at Bank of America, including human resources executive for the chief financial officer group and chief learning officer
- Various positions of increasing responsibility at Wachovia Bank, including chief learning officer

ADDITIONAL POSITIONS
- Member, board of directors, Gray Stone Day School
- Vice Chairman of the Board, Network for Teaching Entrepreneurship (NFTE)



**Age at
Annual Meeting:**
56

Martina Hund-Mejean

Chief Financial Officer (since November 2007)

Ms. Hund-Mejean is responsible for MasterCard's corporate controller, tax, internal audit, investor relations, strategy, mergers and acquisitions, financial planning and analysis, treasury, risk management, global supply chain, business unit finance and regional finance functions.

PREVIOUS BUSINESS EXPERIENCE
- Senior vice president and treasurer, Tyco International Ltd (December 2002-November 2007)
- Senior vice president and treasurer, Lucent Technologies Inc. (2000-2002)
- Various finance positions of increasing responsibility, General Motors Corporation, in the U.S. and U.K., including Assistant Treasurer (1998-2000)
- Credit analyst, Dow Chemical, Frankfurt, Germany

ADDITIONAL POSITIONS
- Member, board of trustees, The University of Virginia Darden School Foundation

CURRENT PUBLIC COMPANY BOARDS
- Prudential Financial, Inc. (audit committee)

MasterCard



**Age at
Annual Meeting:**
49

Timothy Murphy

General Counsel and Chief Franchise Officer (since April 2014)

Mr. Murphy is responsible for overseeing legal affairs, public policy, corporate secretary and compliance. He also has responsibility for MasterCard's franchise development and franchise integrity functions and its global diversity, security and privacy/information governance functions.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE
- Chief Product Officer (February 2009-March 2014)
- President, U.S. Region (November 2007-January 2009)
- Group Executive, Customer Business Planning and Analysis (April 2006-November 2007)
- Senior Vice President and Associate General Counsel (November 2002-March 2006)

PREVIOUS BUSINESS EXPERIENCE
- Associate, Cleary, Gottlieb, Steen and Hamilton, New York and London

ADDITIONAL POSITIONS
- Trustee, National Urban League
- Chairman, Board of Governors, Fairfield College Preparatory School, Fairfield, CT



**Age at
Annual Meeting:**
60

Robert Reeg

President, Operations & Technology (since January 2008)

Mr. Reeg oversees MasterCard's strategic processing platform, global network and quality of technology operations and is based at MasterCard's Operations & Technology headquarters in St. Louis, Missouri.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE
- Chief Technology Officer (2005-May 2008)
- Various positions of increasing seniority in MasterCard's technology group (1995-2005)

PREVIOUS BUSINESS EXPERIENCE
- Prior positions include leadership positions with Sprint Corp., Cleveland Pneumatic, Totco Inc. and Conoco Inc.

ADDITIONAL POSITIONS
- Member, leadership council, University of Missouri-St. Louis
- Member, professional degree programs academic advisory board, Washington University in St. Louis
- Member, technology committee, United Way of Greater St. Louis
- Executive committee member, Junior Achievement of Greater St. Louis, Inc.



**Age at
Annual Meeting:**
49

Craig Vosburg

President, North America (since January 2016)

Mr. Vosburg oversees all of MasterCard's customer-facing activities in the United States and Canada, including sales, business development, strategy and relationship management with issuers, merchants, governments and merchant acquirers.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE
- Chief Product Officer (April 2014-December 2015)
- Group Executive, U.S. Market Development (2010-2014)
- Head of MasterCard Advisors, U.S. and Canada (2008-2010)
- Head of MasterCard Advisors, Southeast Asia, Greater China and South Asia/Middle East/Africa (2006-2008)

PREVIOUS BUSINESS EXPERIENCE
- Previous positions include serving as a senior member - financial services practice, at both Bain & Company (2002-2006) and A.T. Kearney (1997-2002)
- Vice president, CoreStates Financial Corporation (1989-1995)

ADDITIONAL POSITIONS
- David Rockefeller fellow, Partnership for New York City
- Member, board of directors, New York Botanical Garden
- Member, board of directors, Sultana Education Foundation

MANAGEMENT COMMITTEE

Our Management Committee manages MasterCard's corporate performance and develops corporate strategy. The committee consists of our executive officers and the following additional members:

Name	Title
Walt Macnee	Vice Chairman and President, Center for Inclusive Growth
Garry Lyons	Chief Innovation Officer
Ed McLaughlin	Chief Information Officer
Michael Miebach	Chief Product Officer
Raja Rajamannar	Chief Marketing Officer
Ajay Bhalla	President of Enterprise Security Solutions
Cathy McCaul	President of Processing
Raj Seshadri	President, U.S. Issuers
Kevin Stanton	President, Advisors
Hai Ling	Co-President, Asia/Pacific
Ari Sarker	Co-President, Asia/Pacific
Gilberto Caldart	President, Latin America and Caribbean Region
Raghu Malhorta	President, Middle East and Africa
Javier Perez	President, Europe Region

MasterCard

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners

Below is information regarding the beneficial ownership of our voting securities by each person known to us to beneficially own more than 5% of any class of our voting securities as of April 25, 2016.

Name and Address of Beneficial Owner	Shares of Class A Common Stock Beneficially Owned	Percent of Total Outstanding Class A Common Stock Beneficially Owned
The MasterCard Foundation[1] 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7	115,176,971	10.7%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10022	60,715,029	5.6%
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	58,448,056	5.4%
FMR LLC[4] 245 Summer Street Boston, MA 02210	55,065,026	5.1%

[1] Number of shares is based upon information included in a Form 4 filed with the SEC on February 9, 2016. The MasterCard Foundation has sole voting and dispositive power with respect to the shares of Class A common stock, based on a Schedule 13G/A filed on February 10, 2016.

[2] Based on a Schedule 13G/A filed with the SEC on January 26, 2016, BlackRock, Inc. has sole dispositive power with respect to 60,702,302 shares and sole voting power with respect to 50,393,017 shares of Class A common stock and shared voting and dispositive power with respect to 12,727 shares of Class A common stock.

[3] Based on a Schedule 13G filed with the SEC on February 10, 2016, The Vanguard Group has sole dispositive power with respect to 56,485,530 shares and shared dispositive power with respect to 1,962,526 shares of Class A common stock, sole voting power with respect to 1,851,388 shares of Class A common stock and shared voting power with respect to 100,200 shares of Class A common stock. Number of shares includes shares held by accounts of which Vanguard or one of its affiliates is the investment manager.

[4] Based on a Schedule 13G filed with the SEC on February 12, 2016, FMR LLC has sole dispositive power with respect to, and is the beneficial owner of 55,065,026 shares of Class A common stock and has sole power to vote or direct the vote of 5,329,690 shares of Class A common stock. As listed in this Schedule 13G filing, additional beneficial owners include Crosby Advisors LLC, FIAM LLC (formerly known as Pyramis Global Advisors, LLC), Fidelity (Canada) Asset Management ULC (formerly known as Pyramis Global Advisors (Canada) ULC), Fidelity Institutional Asset Management Trust Company (formerly known as Pyramis Global Advisors Trust Company), Fidelity Management Trust Company, Inc., FMR Co., Inc. and Strategic Advisors, Inc.

The Schedule 13G also states the following:

- The members of the Johnson family, including Abigail P. Johnson, a Director, Vice Chairman, the Chief Executive Officer and President of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

- Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

- The 13G filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). Its 13G filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).

Security Ownership of Directors and Management

The following table shows, as of April 25, 2016, all shares of Class A common stock beneficially owned by each director, director nominee and each named executive officer and all directors and executive officers as a group. Such shares consist of:

- the number of shares of Class A common stock directly or indirectly owned

- any shares of Class A common stock that could have been acquired through the exercise of options to purchase shares of Class A common stock exercisable within 60 days of that date, and

- any other stock awards that would vest (or have restrictions removed) within 60 days of that date, including restricted stock units, DSUs and restricted stock.

Unless otherwise indicated, each of the named individuals and each member of the group have sole voting power and sole investment power with respect to the shares beneficially owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Exchange Act, by all directors and executive officers as a group as of April 25, 2016 and each director and named executive officer individually is less than 1% of the outstanding shares of Class A common stock. No director or executive officer beneficially owns, either directly or indirectly, any shares of the Class B common stock.

Name	Shares of Class A common stock directly and indirectly owned	Shares of Class A common stock obtainable within 60 Days	Total Shares of Class A common stock beneficially owned (shown in columns (a) and (b))
	(a)	(b)[1]	(c)
Richard Haythornthwaite	25,314	29,178	54,492
Ajay Banga	288,718[2]	1,143,447	1,432,165[2]
Silvio Barzi	14,210	9,734	23,944
David Carlucci	50,080	9,734	59,814
Steven J. Freiberg	17,880	9,734	27,614
Julius Genachowski	6[3]	3,974	3,980[3]
Merit E. Janow	—	3,974	3,974
Nancy J. Karch	12,100	17,994	30,094
Oki Matsumoto	—	—	—
Marc Olivié	21,870	23,944	45,814
Rima Qureshi	3,575	9,734	13,309
José Octavio Reyes Lagunes	15,922	9,734	25,656
Jackson Tai	17,710	9,734	27,444
Edward Suning Tian	32,467	9,734	42,201
Ann Cairns	46,091	138,785	184,876
Gary J. Flood	59,575	242,173	301,748
Martina Hund-Mejean	125,909[3]	344,222	470,131[3]
Chris A. McWilton[4]	55,582[5]	224,925	280,507[5]
All directors and executive officers as a group (22 persons)	910,363[2,3,5,6]	2,479,259	3,389,622[2,3,5,6]

[1] Includes shares of Class A common stock underlying stock options exercisable, restricted stock units vesting, deferred stock units receivable and restricted stock with restrictions removable within 60 days of April 25, 2016. For non-employee directors, also includes DSUs and restricted stock that will be settled or have restrictions removed, as applicable, within 60 days of termination of service as a director

[2] Includes 65,610 shares held in a grantor retained annuity trust for which Mr. Banga is the trustee. Mr. Banga has sole voting and investment power with respect to such shares.

[3] Fractional shares have been rounded up to the nearest whole share.

[4] Mr. McWilton left MasterCard on December 31, 2015.

[5] Includes 15,000 shares held in a grantor retained annuity trust for which Mr. McWilton is the trustee. Mr. McWilton has sole voting and investment power with respect to such shares.

[6] Includes 2,000 shares held by the dependent children of an executive officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than 10% of a registered class of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities with the SEC. Based solely on its review of the copies of such forms received by it and written representations from reporting persons that no other forms were required to be filed, we believe that all of our directors and officers and persons who beneficially own more than 10% of Class A common stock complied with all Section 16(a) filing requirements applicable to them with respect to events and transactions that occurred during 2015.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes MasterCard's executive compensation program for 2015 as well as certain elements of the 2016 program for our named executive officers ("NEOs"), who are listed below and appear in the below Summary Compensation Table.

Named Executive Officers	
Ajay Banga	President and Chief Executive Officer
Martina Hund-Mejean	Chief Financial Officer
Ann Cairns	President, International Markets
Gary J. Flood	President, Global Products and Solutions
Chris A. McWilton	President, North America*

* Mr. McWilton left MasterCard on December 31, 2015. He is included in this CD&A and in the compensation tables starting on pg 57 as an NEO for 2015, and is excluded from "2016 Compensation Decisions" on pg 51.

Executive Summary

MasterCard's executive compensation program is designed to attract, motivate and retain our executives, including our NEOs, who are critical to MasterCard's long-term success. Our executive compensation program is based upon and designed to address three core principles:

Core Executive Compensation Principles

Executive officer goals are linked with stockholder interests	Our compensation policies are designed to align the interests of our executive officers with those of our stockholders.
Pay is significantly performance-based	We provide executive compensation from a total direct compensation perspective. This consists of fixed and variable pay, with an emphasis on variable pay to reward short- and long-term performance measured against pre-established goals and objectives.
Compensation opportunities are competitive to attract and retain talented employees	Each year, the HRCC assesses the competitiveness of total compensation levels for executives to enable us to successfully attract and retain executive talent.

Our HRCC, which is composed solely of independent directors, is responsible for the oversight of our executive compensation program and decides the compensation to be paid to our executive officers. The committee makes decisions on executive compensation from a total direct compensation perspective. Total direct compensation is composed of base salary, annual cash incentive and long-term, stock-based incentive compensation. A significant portion of our executives' compensation is performance-based and at-risk. In addition, our compensation program is weighted toward long-term equity awards rather than cash compensation. We believe this approach maximizes retention and ensures that a substantial portion of our NEOs' compensation is directly aligned with stockholder interests.

2015 Say-on-Pay Advisory Vote on Executive Compensation

Each year, MasterCard provides stockholders with a "say-on-pay" advisory vote on its executive compensation program. At our 2015 annual meeting of stockholders, more than 96% of the votes cast for the say-on-pay proposal were in favor of our executive compensation program and policies. The HRCC evaluated the results of the say-on-pay vote, and in light of the substantial support of our executive compensation program, the committee decided to maintain the core design of our compensation program for the balance of 2015 and for 2016. The committee will continue to consider the outcome of future say-on-pay votes, in addition to various other factors, when making future compensation decisions.

Key Features of our Executive Compensation Program

The HRCC and management periodically review the compensation and benefit programs for executives and other employees to align them with the three core principles discussed above. Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

	We Do
✓	Pay for performance
✓	Align executive compensation with stockholder returns through long-term incentives
✓	Include clawback provisions in our incentive plans and PSU grant agreements
✓	Set significant stock ownership guidelines for NEOs, other executives and non-employee directors
✓	Use appropriate peer groups when establishing compensation
✓	Balance short- and long-term incentives
✓	Perform an annual "say-on-pay" advisory vote
✓	Include caps on individual payouts in incentive plans
✓	Mandate "double-trigger" provisions for all plans that contemplate a change-in-control
✓	Condition grants of long-term incentive awards on execution of a non-solicitation, non-competition and non-disclosure agreement
✓	Mitigate undue risk taking in compensation programs
✓	Include criteria in incentive plans to maximize tax deductibility
✓	Retain an independent compensation consultant

	We Do Not
🚫	Permit hedging of MasterCard stock
🚫	Provide new tax "gross-ups" for executive officers
🚫	Provide tax "gross-ups" for perquisites
🚫	Reprice options
🚫	Provide new "evergreen" employment agreements
🚫	Provide dividend equivalents on unvested equity awards

2015 Financial and Operational Highlights

In 2015, MasterCard had strong annual operational and financial performance, including the following highlights:


$9.7B
8%*
Net revenue YOY
$3.9B*
15%*
Net income (adjusted) YOY
$3.43*
18%*
Diluted EPS (adjusted) YOY
$4.6T
13%
Gross dollar volume (local currency basis) YOY
48.3B
12%
Processed transactions YOY
Cash flow from operations
$4.0B
$6.7B
of cash, cash equivalents and other liquid investments
54%*
Operating margin (adjusted)
Cross-border volume growth (local currency basis) YOY
16%
$4.2B
in capital returned to stockholders
Repurchased shares
$3.5B
Dividends
$0.7B

* Net income and diluted earnings per share (EPS) (as well as related growth rates) and operating margin exclude special items consisting of the settlement charges recorded in 2015 for the termination of our U.S. qualified defined benefit pension plan ($79 million pretax, or $50 million after-tax, $0.04 per diluted share) and related to a U.K. merchant litigation settlement ($61 million pretax, or $44 million after-tax, $0.04 per diluted share). Growth rates for net revenue, net income and diluted EPS are also adjusted for foreign currency. On a GAAP basis, net revenue increased 2% to $9.7 billion, net income increased 5% to $3.8 billion and diluted EPS increased 8% to $3.35 (each compared on a year-over-year basis), and operating margin was 52.5%. See Appendix A for reconciliations of these non-GAAP measures and our reasons for presenting them.

MasterCard's strong performance in recent years has resulted in the substantial appreciation of our stock price from a split-adjusted per share price of $3.90 at the time of our IPO in May 2006 to a closing stock price of $97.36 per share as of December 31, 2015.

2015 Executive Compensation Highlights

For 2015, each of our NEOs was provided with an opportunity to earn a cash incentive award under our Senior Executive Annual Incentive Compensation Plan, or SEAICP. The HRCC considered a number of quantitative and qualitative factors in determining the amount of the SEAICP payout for 2015. The financial and operational results outlined above exceeded most of MasterCard's goals during 2015. Based on its assessment of MasterCard's overall performance, the HRCC established the corporate score for purposes of paying annual incentives under the SEAICP at 115% of target (see pg 45 for additional information).

The 3-year performance period related to the 2013 Performance Stock Unit (PSU) awards concluded on December 31, 2015. The performance measures included a 3-year average return on equity, 3-year net revenue, 3-year EPS, and 3-year relative Total Shareholder Return (TSR), each with threshold, target and maximum performance goals to determine the payout ranging from 0% to 200% of target. Based on MasterCard's 3-year performance, the HRCC established the 2013 PSU payout at 155.6% (see pg 48 for additional information).

Participants in the Compensation Process

Role of the HRCC

The HRCC approves the compensation of each executive officer, including each NEO. The committee has exclusive authority to grant equity awards to executive officers. The committee regularly reviews MasterCard's executive compensation and benefits policies, programs and practices and monitors applicable new rules and evolving best practices concerning executive compensation.

MasterCard

The Chairman of the HRCC determines the agenda for committee meetings with the assistance of the Chief Human Resources Officer (CHRO). Committee meetings are regularly attended by committee members, representatives of Frederic W. Cook & Co. (the HRCC's independent compensation consultant), the CEO, the CHRO and other representatives of management, as appropriate. The committee also meets in executive session without members of management present. The Chairman reports to the Board on the committee's decisions concerning, among other things, compensation of the executive officers. At the end of each year, the HRCC reviews and makes decisions on the elements and amount of compensation for our executive officers. Additionally, the HRCC approves the funding for the long-term incentive and annual cash-based incentive awards.

Role of Compensation Consultant

The HRCC retains its own independent compensation consultant who reports directly to the committee. Since January 2011, the HRCC has engaged the services of Frederic W. Cook & Co. to provide primarily the following executive compensation consulting services:

- assist with the development and analysis of peer group companies for comparison of executive compensation
- conduct benchmarking of executive officer compensation relative to the peer group
- advise on executive compensation and equity plan design, and
- provide independent analysis and advice on CEO compensation.

The compensation consultant's engagement includes reviewing and advising on all material aspects of MasterCard's executive compensation programs, including base salaries, annual incentives and equity compensation. In addition to the primary executive compensation services described above, during 2015, the compensation consultant, among other things:

- reported on trends, developments and best practices in executive compensation
- discussed the merits of various performance metrics for incentive compensation
- reviewed and advised on perquisite practices among peer group companies, and
- provided advice with respect to non-employee director compensation.

The compensation consultant regularly attends HRCC meetings. In the course of discharging its responsibilities to the HRCC, the compensation consultant regularly communicates with the HRCC Chairman outside of committee meetings.

From time to time, the compensation consultant also meets with the CHRO, Executive Vice President of Total Rewards and members of the total rewards team. Among other things, these meetings include discussions regarding compensation-related information and to review recommendations that the CEO may make to the HRCC concerning executive officer compensation other than his own. The compensation consultant reports to the committee on these matters rather than to management.

While the HRCC considers the compensation consultant's input and advice, it uses its own independent judgment in making final decisions concerning compensation paid to the executive officers. The committee has the full authority to retain and terminate the services of the compensation consultant.

The compensation consultant does not provide any other services to MasterCard unless approved by the HRCC. No such services were provided in 2015. After reviewing information provided by the compensation consultant regarding its independence and considering the relevant independence factors pursuant to applicable SEC rules and NYSE guidelines, the HRCC determined that no conflicts of interest existed in connection with the services the compensation consultant performed for it in 2015.

Role of the Chief Executive Officer

Within the framework of the compensation programs, each year, based on input from the compensation consultant, the CEO recommends the base salary, annual incentive target and long-term incentive awards for the executive officers, including the other NEOs, excluding himself. These recommendations are based upon his assessment of each executive officer's performance, the performance of the individual's respective business or function and employee retention considerations. The HRCC approves and ultimately determines the amounts payable to the executive officers.

The CEO does not play any role in setting his own compensation.

Summary of the Annual Compensation Decision Making Process

In December of each year, the CEO meets with the Board to review MasterCard's performance for the past year. This review focuses on the financial results and the quantitative and qualitative performance objectives from the corporate scorecard that includes objectives related to:

- delivering stockholder value by achieving net revenue, net income and earnings per share targets,

- executing on our corporate strategy, and

- enhancing organizational capabilities, strengthening leadership and developing people.

During this discussion, the CEO provides his assessment of the highlights and challenges from the year, summarizes performance and describes key focus areas for the upcoming year. The Chairman of the HRCC then leads an executive Board session during which the non-employee directors evaluate MasterCard's and the CEO's performance. The committee uses the input from the executive session during the compensation decision-making process.

Following the discussions described above, the HRCC meets and discusses MasterCard's performance. Using the information and input provided, including MasterCard's relative performance against its competitors, the committee establishes the corporate score that is to be used for purposes of paying annual incentives.

Once the corporate score is set, the HRCC reviews the individual performance of the NEOs, other than the CEO. These discussions include an assessment of each executive's impact on the corporate scorecard, potential and core competencies. Using information compiled and supplied by the compensation consultant, including peer group compensation information, the HRCC reviews and discusses compensation recommendations for executive officers other than the CEO. The committee then uses the information provided to determine their total target direct compensation for the ensuing year (that is, base salary, annual incentive target and long-term incentive target) and the individual performance score that will be used to calculate the annual incentive amounts for the most recently completed year.

The CEO is not present for the HRCC's discussion of his performance and compensation. This discussion begins with the compensation consultant reviewing independently-prepared peer group benchmarking information. The committee then assesses the CEO's performance, using the information provided, including input from the Board, to develop their recommendation concerning the CEO's total target direct compensation for the ensuing year and the annual incentive amount for the most recently completed year. The HRCC reviews its recommendations regarding the CEO with the Board of Directors.

In general, the HRCC does not consider any previous awards when determining the NEOs' compensation.

These compensation decisions occur prior to the release of the audited financials for the performance year and are conditional approvals. Following the release of the audited financial statements, the HRCC makes modifications, if appropriate, and provides final approval.

Total Direct Compensation for NEOs

The primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation, which we refer to collectively as total direct compensation. The HRCC makes decisions on executive compensation from a total direct compensation perspective. The elements of compensation were selected by the committee because each element is considered by the committee to be important in meeting one or more of the objectives of our compensation philosophy.

Primary Elements of Our Executive Compensation Program

The following table provides information regarding the elements of total direct compensation for our NEOs in 2015:

	Base Salary	Annual Incentive	PSUs (Long-Term Incentive)	Stock Options (Long-Term Incentive)
Primary Purpose	Attraction and Retention			
		Reward Short-Term Performance	Reward Long-Term Performance	
			Align Interest with Stockholders	
Recipients	All NEOs			
Reviewed	Annually			
Payment/Grant Date	Ongoing	In Feb for Prior Year	March 1	
Cash/Equity	Cash		Equity	
Performance Period	Ongoing	1 Year	3 Year	Until Exercised (Up to 10-year life)
Competitive Level	Established within a range around the median of market competitive levels of target compensation for similar positions			
Other Considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession			

There is no pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term compensation. However, these primary elements have been weighted to ensure that a substantial amount of pay for the NEOs is variable and contingent upon meeting or exceeding pre-determined performance goals.

The target cash compensation and equity awards granted to the NEOs during 2015 were based on a consistent application of our compensation policies. The variance between the target compensation of our CEO and the other NEOs arose due to the different roles, levels of responsibility and the higher level of compensation that is paid to chief executive officers generally among the peer group companies. The actual compensation paid to executives may vary based on individual and MasterCard performance.

2015 Target Total Direct Compensation

The charts shown below illustrate the balance of the elements of total direct compensation (using the 2015 year-end target values) for Mr. Banga and the average of the other NEOs:



Chief Executive Officer Target Total Direct Compensation Mix

AT RISK
9%
Base Salary
17%
Annual Incentive
74%
Long-Term Incentive

Other Named Executive Officers Target Total Direct Compensation Mix

AT RISK
15%
Base Salary
19%
Annual Incentive
66%
Long-Term Incentive

As these charts demonstrate, a substantial majority of our NEOs' target total direct compensation is performance-based and at-risk. Target total direct compensation for our CEO is weighted more toward long-term incentives than the other NEOs, as the HRCC wants to encourage the CEO to primarily focus on long-term growth for MasterCard. See the "Grants of Plan-Based Awards in 2015" table for additional information for each of our NEOs with respect to their 2015 target annual and long-term incentive awards.

Base Salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. The base salary for each NEO is determined by the HRCC based on various factors, including the peer group data for each position and the assessment of the executive officer's contributions to MasterCard's performance.

The base salary for each executive officer is reviewed as part of the annual compensation decision making process. Increases occur, at the HRCC's discretion, when the executive officer's base salary is not reflective of the desired market position or when a change in responsibility or individual contributions warrants an adjustment.

As part of the 2014 year-end compensation decision making process, the HRCC recommended, and the Board approved, an increase to the base pay of each of Messrs. Flood and McWilton and Mses. Hund-Mejean and Cairns'* to $650,000 effective March 1, 2015.

* Cash amounts paid to Ms. Cairns are in British pounds, translated at an exchange rate of 1.6 U.S. dollars per British pound, which is used by the HRCC for consistency and internal benchmarking purposes.

Annual Incentive

The HRCC uses the SEAICP to provide a cash incentive award to the executive officers, including the NEOs, for the attainment of annual company, business unit and individual goals that are established at the start of the year.

MasterCard's performance goals for 2015 were established by the HRCC in February 2015. The metrics selected for the SEAICP funding formula were net income, as a measure of management's success in executing MasterCard's strategies and initiatives, and net revenue, because the NEOs' performance can directly impact this measure in short time horizons. The goals at minimum, target and maximum for 2015 under the SEAICP were as follows:

Measurement	Weighting	Minimum	Target	Maximum	Actual[*]
Net Income ($millions)	67%	$2,975	$3,470	$3,966	$4,059
Net Revenue ($millions)	33%	$7,613	$8,882	$10,151	$9,904

* Results shown differ from net income and net revenue under GAAP because they exclude (1) the impact of foreign exchange rates with respect to the Euro and the Brazilian Real and (2) acquisitions during 2015. Net income also excludes special items consisting of the settlement charges recorded in 2015 for the termination of our U.S. defined qualified benefit pension plan of $79 million pre-tax, or $50 million after-tax, and related to a U.K. merchant litigation settlement of $61 million pre-tax, or $44 million after-tax.

Based on MasterCard's financial performance as set forth in the chart above, the SEAICP pool could have been funded at 194% of target.

In addition to assessing performance against the net income and net revenue targets, the HRCC considers the corporate scorecard and uses its business judgment in determining, within the amounts payable based on the funding formula, the amount of the incentive compensation under the SEAICP to be paid to each NEO. The committee does not attempt to quantify, rank or assign relative weight to the various objectives included on the corporate scorecard, and no single objective on the corporate scorecard was material to its decisions.

In late 2015, the HRCC was provided MasterCard's forecasted results as measured against the quantitative and qualitative corporate scorecard objectives. The committee considered MasterCard's strong performance against the financial targets, as well as information concerning the company's performance against the other quantitative and qualitative objectives and the key drivers of these results. After reviewing all of the information that was available to them, the committee established the corporate score to be used for purposes of paying annual incentives under the SEAICP at 115% of target.

In determining the annual incentive amounts for each executive officer, including the NEOs, the committee discussed and considered their shared responsibility for the corporate score as well as each individual's contribution to the operational and financial performance achieved in 2015, the performance against their personal objectives and how each individual displayed proficiency in MasterCard's leadership principles and core competencies.

The primary personal objectives for each NEO in 2015 were as follows:

Name	Summary of each NEOs' Primary 2015 Objectives
Ajay Banga	Delivering on key financial metrics, innovation, enhancing the perception of MasterCard in the marketplace, building/strengthening relationships with key constituents, driving organizational culture change and positioning MasterCard for growth as the industry transforms
Martina Hund-Mejean	Strategic development, risk mitigation, implementing the tax strategy and focus on investors
Ann Cairns	Revenue growth globally (excluding the North America region) and improving customer satisfaction
Gary J. Flood	Global advancement of core and emerging products and growth of MasterCard Advisors
Chris A. McWilton	Revenue growth in the North America region and improving customer satisfaction

Using their collective assessment of these items, the committee allocated the SEAICP funded pool among the executive officers, including the NEOs, by assigning an individual performance factor to each executive committee member.

This approach resulted in SEAICP payouts that were within a relatively comparable range for the NEOs. Mr. Banga received a payout under the SEAICP of 150% of target in recognition of the strong results he achieved against his 2015 objectives, including engagement with clients, merchants and governments to enhance MasterCard's perception in the market, driving innovation, continuing to lead financial inclusion efforts and instilling cultural change throughout the organization to position MasterCard for future success.

The table below sets forth the 2015 threshold, target, maximum and actual payout under the SEAICP for each of the NEOs:

Name	Threshold (50%)	Target (100%)	Maximum (250%)[1]	Actual	% of Target
Ajay Banga	$1,200,000	$2,400,000	$6,000,000	$3,588,000	150%
Martina Hund-Mejean	$406,250	$812,500	$2,031,250	$1,172,438	144%
Ann Cairns[2]	$406,250	$812,500	$2,031,250	$1,185,113	146%
Gary J. Flood	$406,250	$812,500	$2,031,250	$1,088,100	134%
Chris A. McWilton	$406,250	$812,500	$2,031,250	$989,381	122%

[1] While each individual is eligible for a maximum bonus of 250% of target, the aggregate plan payout is capped at 200% of target.

[2] Cash amounts paid to Ms. Cairns are in British pounds, translated at an exchange rate of 1.6 U.S. dollars per British pound, which is used by the HRCC for consistency and internal benchmarking purposes. Ms. Cairns' actual annual incentive payment is calculated using the percentage of target shown above and applying it to her target amount in British pounds.

Long-Term Incentive

The HRCC uses equity grants as the primary means of providing long-term incentives to our employees, including the NEOs. Stock options, PSUs and restricted stock units ("RSUs") were granted to certain MasterCard executives and employees in March 2015 during the annual grant cycle. Information regarding the long-term awards to the NEOs is set forth in the "Grants of Plan-Based Awards in 2015" table.

In making its determination on what type of awards to grant, the HRCC considers the following:

- peer group information (see pg 52 for additional information)

- trends in long-term incentive grants
- the deductibility of stock options and PSUs under Section 162(m) of the Internal Revenue Code for performance-based compensation
- the accounting treatment of such awards, and
- the effect of having the CEO and other NEOs receive a significant portion of their total direct compensation in equity awards, with multi-year vesting, to motivate and provide an incentive for these officers and to align their interests with those of our stockholders.

The HRCC determined that annual long-term incentive awards to each NEO should be in the form of 50% stock options and 50% PSUs. The committee believes that the equal split of stock options and PSUs provides a balanced focus on stock price appreciation and the successful achievement of specified financial results.

The PSU design:

- utilizes an average return on equity metric for funding purposes
- provides a balanced top and bottom line long-term focus through the use of cumulative 3-year net revenue and 3-year EPS metrics
  - as Personal Consumption Expenditure (PCE) is a primary business driver in setting our financial targets and outside of our control, the targets automatically shift, up or down, on a 1:1 basis, if PCE falls outside of a pre-determined range established at the time the awards are granted
  - targets take into account an initial assumption for share buybacks
- enhances the link with stockholder returns by adjusting, up or down, the payout from the net revenue and EPS metrics by the company's relative total stockholder return, or TSR (stock price performance plus dividends) versus the S&P 500 member companies, and
- provides a payout range from 0%-200% of the granted units.


Return on Equity
Initial PSU Grant
Payout Range
0% - 150%
Net Revenue
50% of Units
+
EPS
50% of Units
Payout Range
0% - 150%
X
Relative TSR
vs. S&P 500
Modifier Range
50% - 150%
=
Final PSU Payout
0% - 200% of Granted Units

On March 1, 2015, the HRCC granted the following aggregate dollar amounts of stock options and PSUs under our Amended and Restated 2006 Long Term Incentive Plan, or LTIP, to the NEOs:

Name	Stock Options	Performance Stock Units	Total
Ajay Banga	$5,250,000	$5,250,000	$10,500,000
Martina Hund-Mejean	$1,625,000	$1,625,000	$3,250,000
Ann Cairns	$1,300,000	$1,300,000	$2,600,000
Gary J. Flood	$1,300,000	$1,300,000	$2,600,000
Chris A. McWilton	$1,300,000	$1,300,000	$2,600,000

The stock option awards have an exercise price of $90.13 per share, which was the closing price of Class A common stock on the NYSE on February 27, 2015 (the last trading date prior to the grant date), and vest in four equal annual installments beginning on March 1, 2016. The number of PSUs awarded was converted from the dollar amount shown above using the grant date fair value which was based on a per share price of $90.13 and standard equity valuation procedures, in accordance with GAAP. The PSU awards are not eligible for dividends or dividend equivalents prior to vesting.

Whether, and the extent to which, the PSUs awarded in 2015 vest, will be based on MasterCard's performance against the predetermined performance objectives according to the current PSU plan design for the performance period beginning January 1, 2015 and ending December 31, 2017 as determined by the HRCC.

The PSU performance objectives are based upon various assumptions used in MasterCard's budgeting process. The HRCC does not perform any specific analysis on the probability of achieving the performance objectives; however, it relies upon its experience and collective business judgment in establishing the goals.

The HRCC established the 2015–2017 goals at the same time it authorized the PSU awards for the performance period. The committee believes that the target performance goals for the PSU awards are reasonably attainable, yet provide appropriate incentives for management to continue to grow and diversify MasterCard in geographic markets with diverse product offerings. The HRCC believes that achievement of maximum performance against the goals would require exceptional corporate performance over the 3-year performance period.

Settlement of Previously Granted PSU Awards

In 2016, following the completion of the 3-year performance period of 2013-2015, MasterCard settled the PSU awards that were granted in 2013. Performance goals for the 2013 PSU awards were established by the HRCC in February 2013. At the time the performance goals were established, the metric that was selected for the funding formula was the average return on equity over the 3-year performance period. The minimum, target and maximum goals for this metric and the actual performance are shown in the below table:

Measurement	Weighting	Minimum	Target	Maximum	Actual
2013 PSU Award 3-year Average ROE	100%	10%	15%	20%	51%

Based on the company's performance as set forth in the chart above, the 2013 PSU award was funded at the maximum level of 200% of target because the pre-established maximum average return on equity target for the performance period was exceeded.

In February 2013, the committee also determined that the payout rate for the 2013 PSUs would be tied to performance against 3-year Net Revenue, EPS and Relative TSR metrics.

The following table shows the performance assessment against the Net Revenue and EPS metrics.

Measurement	Minimum [1]	Target [1]	Maximum [1]	Actual	Score
3-year Net Revenue CAGR [2]	6.0%	10.0%	15.0%	10.5%	105.0%
3-year EPS CAGR [3]	14.0%	19.0%	23.0%	19.2%	102.5%
Average of Net Revenue and EPS Score					**103.75%**

1. PCE was 1.0% below the target range and as such, original Net Revenue and EPS minimum, target and maximum were each adjusted downward by 1.0%, accordingly.

2. Results shown differ from Net revenue CAGR under GAAP because they exclude (1) the impact of the 2014 and 2015 acquisitions and (2) the impact of foreign currency with respect to the Euro and the Brazilian Real by translating current period results at 2012 exchange rates.

3. Results shown differ from EPS CAGR under GAAP because they exclude (1) the impact of the 2014 and 2015 acquisitions (2) the impact of foreign currency with respect to the Euro and the Brazilian Real by translating current period results at 2012 exchange rates (3) special items related to impact of U.S. merchant litigation settlement recorded in 2012, U.S. employee pension plan termination and U.K. merchant litigation settlement recorded in 2015 and (4) the impact of taxable discrete items in 2012 and settlements with tax authorities recorded in 2015. The actual impact on EPS from share buybacks vs. the initial assumed impact did not result in a significant change to the final PSU payout.

The 2013 PSU award also included a relative TSR modifier based on MasterCard's TSR against the S&P 500 member companies as of the start of the performance period. The modifier adjusts the above score up or down by a factor that ranges from 50% - 150%. The following table shows the relative TSR performance assessment and the final PSU payout score.

Measurement	Minimum	Target	Maximum	Result	Modifier	Pre-TSR Score	Final Score
Relative TSR Modifier	25th percentile (TSR of 16.57%)	50th percentile (TSR of 51.59%)	75th percentile (TSR of 83.60%)	83rd percentile (TSR of 104.62%)	150%	103.75%	155.6%

Based on MasterCard's performance as set forth in the charts above, the committee established the 2013 PSU payout score at 155.6% of target.

Other Elements of Compensation

In addition to the primary elements of total direct compensation described above, the NEOs may also be eligible for the following programs and benefits. The compensation related to these programs and benefits are provided in columns (h) and (i) of the Summary Compensation Table. In aggregate, they represent less than 3% of the total 2015 compensation for each NEO, except for Mr. McWilton due to the actuarial increase in the present value of his benefits under the Senior Executive Retirement Plan (SERP), as shown on the Summary Compensation Table.

Perquisites

As approved by the HRCC, for productivity and security reasons, Mr. Banga is provided the use of a company-leased automobile with a driver for commuting purposes. This enables him to make more efficient use of his time, while providing a high level of safety and personal security. Mr. Banga is also permitted limited use of the company-leased aircraft for personal travel. Mr. Banga reimburses MasterCard, as calculated using the Standard Industry Fare Level rates published by the Internal Revenue Service, for any personal aircraft usage.

No other perquisites are available to our NEOs.

Deferred Compensation

In 2015, all U.S. employees, including our U.S. NEOs, whose 2014 target cash compensation (that is, base pay plus target annual incentive) was in excess of $235,000, were eligible to defer a portion of compensation into a non-qualified deferred compensation arrangement, referred to as the MasterCard Incorporated Deferral Plan. None of the NEOs elected to defer their 2015 compensation into the plan.

Benefit Programs

The HRCC is responsible for reviewing specific benefit arrangements for the NEOs and other key employees to determine competitiveness in the market, as well as to ensure that these programs are consistent with management's objectives to attract, retain and motivate high-performing employees. MasterCard maintains several benefit plans and programs in which the NEOs may be eligible to participate. These plans and programs include:

- **MasterCard Savings Plan (the "Savings Plan"):** a 401(k) retirement plan for U.S. employees, including NEOs. For 2015, the components of the plan included employee contributions on a before-tax, Roth and/or after-tax basis, an employer matching contribution of 125% of the employee contributions (up to 6% of eligible compensation) and a non-elective, discretionary company contribution of up to 1.25% of eligible compensation. Eligible compensation in the Savings Plan is limited to base salary, up to the applicable IRS limit, which was $265,000 in 2015.

- **Restoration Program:** an arrangement for certain highly-compensated employees, including the NEOs, eligible for employer contributions under the 401(k) plan, that provides annual taxable payments intended to restore benefits that could not be earned under the Savings Plan due to limits imposed by the Internal Revenue Code, including the limit on compensation under Section 401(a)(17). Under the Restoration Program, each eligible employee's account receives an annual contribution to restore the difference between (1) the employer matching and discretionary contributions the employee could have earned under the Savings Plan in the absence of the Internal Revenue Code limits and (2) the employer matching and discretionary contributions actually earned under the Savings Plan.

- **MasterCard U.K. Pension Plan:** a defined contribution retirement scheme for U.K. employees, including Ms. Cairns. For 2015, the plan included employee and employer contributions. Employee contributions are not required; however, employees can voluntarily contribute up to 5% of their base salary for which MasterCard will make an additional contribution in accordance with a set contribution table. Eligible employees, including Ms. Cairns, receive a company contribution equal to 10% - 15% of their base salary based on a salary banding structure.

- **MasterCard's Health and Welfare programs:**

  ‣ Health and Welfare programs are available to all U.S. employees working a minimum of 76 hours per month, including the NEOs. These programs include medical, dental, vision, flexible spending accounts, health savings accounts, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, medical, dental and life insurance coverage is also available for retirees. Retirees who were hired on or before June 30, 2007 are eligible for an employer subsidy that reduces the retiree's cost for participating in the medical and dental programs. The amount of the subsidy is based on the employee's age and service upon retirement. Retirees who were hired after June 30, 2007 are eligible for the same programs, but without any employer subsidy.

  ‣ Health and Welfare programs are available to all U.K. employees, including Ms. Cairns. These programs include medical, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, all eligible employees receive a Flex Allowance equal to 5% of their annual base pay which can be used to purchase additional vacation days and coverage for dental, family medical and life insurance.

Defined Benefit Plans

Prior to 2016, MasterCard maintained two defined benefit pension plans, the MasterCard Accumulation Plan (MAP) and the SERP.

The MAP, a tax qualified pension plan, provided retirement income to all participants in the plan (including Messrs. McWilton and Flood) based on a cash balance formula. The plan was closed to new participants as of July 1, 2007, and pay credits ceased as of January 1, 2013. In 2014, the process to terminate the plan began and in 2015, the plan was ultimately approved to be terminated. In August of 2015, all assets, including the amounts payable to Messrs. McWilton and Flood, were transferred out of the plan.

MasterCard maintained the SERP, a non-qualified defined benefit pension plan, which was implemented prior to MasterCard's IPO in May 2006 and prior to MasterCard's decision to grant equity to its executives. The plan was discontinued in February 2008, and following Mr. McWilton leaving the organization, there are no longer any active SERP participants.

For more information on the MAP and SERP, see the section entitled "Pension Benefits in 2015" that follows this Compensation Discussion and Analysis.

2016 Compensation Decisions

2016 Total Direct Compensation

In February 2016, using the methodology discussed in the section titled "Total Direct Compensation for NEOs" and the process described in the section titled "Summary of the Annual Compensation Decision Making Process," the HRCC approved the 2016 target compensation for each NEO, performance targets for the year ending December 31, 2016 that will be used to determine funding for cash bonus awards that may be paid to NEOs under the SEAICP and the performance metrics for the 2016 PSU awards.

The HRCC approved an increase to base salary for Ms. Hund-Mejean. Her new base salary was set at $700,000, effective March 1, 2016. Base salaries for all other NEOs remained unchanged.

There were no changes to the design of the annual or long-term incentive plans.

The 2016 annual incentive award opportunities (as a percentage of base salary) under the SEAICP for each of our NEOs remained at the same level as 2015. The threshold, target and maximum amounts for each NEO are as follows:

Name	Threshold	Target	Maximum
Ajay Banga	100%	200%	500%
Martina Hund-Mejean	62.5%	125%	312.5%
Ann Cairns	62.5%	125%	312.5%
Gary J. Flood	62.5%	125%	312.5%

The performance targets for the year ending December 31, 2016 that will be used to determine funding under the SEAICP will be based on MasterCard's actual achievement against pre-established net income and net revenue targets. Within that funding, the actual payout for each of the SEAICP participants will then be based upon MasterCard's achievement of the pre-established quantitative and qualitative corporate performance goals, which are included in the corporate scorecard, and their individual performance. The goals of the corporate scorecard are discussed above under "Total Direct Compensation for NEOs - Annual Incentive." The HRCC believes that it established meaningful incentives for management with quantitative and qualitative performance goals set forth in the corporate scorecard, where target performance (which the committee believed to be reasonably attainable) was established based upon internal budgets, the outlook for the economy, past MasterCard performance, corporate objectives in geographic markets and product offerings.

Additionally, on March 1, 2016, the HRCC granted the following aggregate dollar amounts of stock options and PSUs under our LTIP to each NEO:

Name	Stock Options	Performance Stock Units	Total
Ajay Banga	$5,750,000	$5,750,000	$11,500,000
Martina Hund-Mejean	$1,875,000	$1,875,000	$3,750,000
Ann Cairns	$1,625,000	$1,625,000	$3,250,000
Gary J. Flood	$1,625,000	$1,625,000	$3,250,000

The stock option awards have an exercise price of $90.10 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2016 and will vest in four equal annual installments beginning on March 1, 2017.

The PSU design for the 2016 award is consistent with the 2015 design (see pg 46 for additional information). The number of PSUs awarded was converted from the dollar amount shown above using the grant date fair value which was based on a per share price of $90.10 and standard equity valuation procedures, in accordance with GAAP. The PSU awards are not eligible for dividends or dividend equivalents prior to vesting. Vesting of the shares underlying the PSUs will occur, if at all, on February 28, 2019. The ultimate number of shares to be released on the vesting date will be based on meeting or exceeding average annual return on equity goals and achievement of net revenue, earnings per share and relative TSR targets determined by the HRCC for the 3-year performance period.

Peer Group

The HRCC, with assistance from the independent compensation consultant and input from management, establishes MasterCard's peer group that is used for market comparisons and benchmarking.

The selection process begins with a long list of potential peer companies, which is filtered using various criteria to determine the final list of peer companies. The following outlines the process that is undertaken by the HRCC to select the peer group:



1. Initial list of companies under consideration

Initial List:
- Operate in similar industries
- Competitors for executive talent
- Consider MasterCard as a peer, peers of our direct competitors and considered as peers by third parties (i.e., analysts and proxy advisors)

2. Utilize an objective set of screens to create the list of potential peer companies

Size screens:
Revenue, market cap and market cap to revenue ratio

Performance Screens:
Revenue growth, operating margin

Business Screens:
Industry relevance, global presence

3. Apply secondary list of screens to select the final peer group who in aggregate satisfy the desired objectives

Secondary screens:
Company strategy, technology-focused companies, international and global brands, consulting services companies

Using the various screens shown above, the HRCC has established the following peer group for market comparisons and benchmarking:



Accenture
Adobe Systems
Alliance Data Systems
American Express Co.
Automatic Data Processing Inc.
CA Technologies

Capital One Financial Corp.
Colgate Palmolive
Discover Financial Services Inc.
eBay
EMC Corporation
Fiserv

Intuit
McGraw Hill Financial
Qualcomm
SAP AG
Visa Inc.
Yahoo!

As shown below, MasterCard's relative size rank within the peer group has remained consistent with the rankings at the time of the peer group inception in 2014.



0%
25%
50%
75%
100%
Net Revenue
Market Capitalization
Peer Group Percentile
Dec. 31, 2015
Upon Peer Group Inception

MasterCard

The compensation consultant used this peer group to develop the market data and benchmarking materials that were provided to the HRCC to assist in the 2016 executive compensation decision-making process.

While the HRCC relies on the peer group analysis to provide market data and relevant trend information, it does not target a percentile within this group and does not consider the peer group analysis as a substitute for its collective business judgment.

Severance Agreements

MasterCard has entered into employment agreements with Mr. Banga and Ms. Hund-Mejean, each of which provides severance under specified circumstances, and has entered into an employment agreement with Ms. Cairns, which provides for notice prior to termination. MasterCard has not amended any of these agreements other than to make administrative changes (including updates to comply with Section 409A of the Internal Revenue Code). Mr. Flood and Ms. Cairns are each covered by our standard severance and change-in-control plans for key executives.

Mr. McWilton had an employment agreement with MasterCard, which provided severance under specified circumstances, which was used to determine payments made to him at the time he left the organization.

When making compensation decisions for the NEOs, the HRCC generally does not consider the potential payments that may be made in the future to the NEOs in the event of termination of employment or a change-in-control. The employment agreements provide a general framework for compensation and generally set minimum levels of compensation, job responsibilities and severance arrangements governing the obligations of the parties following a termination of employment or a change-in-control of MasterCard. The potential severance payments to NEOs with employment agreements were approved as part of the overall employment agreement with the NEO (other than Ms. Cairns' employment agreement, which does not provide for severance) after consideration by MasterCard of the need to attract key employees, preserve employee morale and encourage retention in the face of a potential disruptive impact of a termination of employment or a change-in-control of MasterCard. In addition, MasterCard believes that the severance payments provide an appropriate incentive for the executive to comply with the non-competition, non-solicitation and non-disclosure restrictions following a termination of employment. Moreover, the benefits provided to the NEOs in the event of a change-in-control of MasterCard are designed to allow the executives to assess takeover bids objectively and with their sole focus being the best interests of stockholders.

For a further discussion of these severance arrangements, refer to the section entitled "Potential Payments Upon Termination or Change-in-Control" that follows this Compensation Discussion and Analysis.

Additional Compensation Program Features and Policies

Stock Ownership Guidelines

The HRCC adopted stock ownership guidelines in December 2006 for the purpose of aligning the interests of the NEOs and other senior executives with the interests of stockholders. The ownership guidelines cover approximately 125 key managers and executives, including the NEOs. The guidelines call for ownership of one to six times the individual's base salary in MasterCard stock. Shares of MasterCard stock held directly or indirectly by the NEOs are included in the calculation of an individual's holdings; however, RSUs, PSUs and unexercised stock options are excluded. Individuals who are newly hired or promoted are given five years to attain the guideline's ownership levels. Compliance with the ownership guidelines is reviewed by the HRCC annually. If the committee determines that an executive is not in compliance with the guidelines, they may direct a larger percentage of the executive's future compensation into equity-based compensation.

Under the guidelines, Mr. Banga is expected to hold at least six times his base salary in MasterCard stock, and the other NEOs are expected to hold at least four times their base salary in MasterCard stock. All of the NEOs have holdings that exceed the guidelines' ownership levels.

Stock Option Grant Practices

The HRCC has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other timing issues. Under the policy, the HRCC has exclusive authority to grant equity awards to our NEOs. The policy provides that the committee will approve annual equity grants to employees at a meeting prior to March 1 each year, with the dollar amounts for such awards to be set at such meeting and grants to be made effective as of, and with an exercise price reflecting the closing price of our Class A common stock on the NYSE, on March 1 each year. If March 1 falls on a weekend, the exercise price for any stock options granted will be the closing price of the stock on the last trading day prior to March 1. Grants of equity awards to new employees or to reflect promotions or other special events may be made at other times in the year. These off-cycle grants are issued using an exercise price that reflects the closing price of our Class A common stock on the effective date of the grant.

Clawbacks

Our NEOs' participation in the LTIP, our long-term incentive plan, is conditioned upon signing a non-solicitation, non-competition and non-disclosure agreement with MasterCard. The non-competition covenant is effective for 12 months and the non-solicitation covenant is effective for 24 months (18 months, in Ms. Cairns' case) after termination from MasterCard. The agreement also contains a provision for the recovery by MasterCard, in the event of a violation of the non-solicitation, non-competition or non-disclosure covenants, of gains realized from stock options exercised during the two-year period prior to the date of the violation and the value of any stock awards other than stock options that vested in the two-year period prior to the violation, or to the extent no such stock award vested during that period, the gross amount of annual incentive payouts under the SEAICP.

In addition, the SEAICP and our grant agreements for PSUs include clawback provisions under which these awards are repayable to MasterCard in the event of a material financial restatement.

Risk Assessment

The HRCC has reviewed and assessed MasterCard's compensation policies and practices for all employees, including our NEOs. Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the committee considers the relationship of MasterCard's risk oversight practices to employee compensation. The committee believes that MasterCard's compensation program and policies do not create or encourage excessive risk-taking that is reasonably likely to have a material adverse effect on MasterCard. Several features in the company's compensation program and policies mitigate or reduce the likelihood of excessive risk-taking by employees, including the following:

The core principles and compensation program elements discussed above are designed to align compensation goals with stockholder interests	The funded pool of our SEAICP is capped at 200% of the aggregate of all target bonuses, and individual awards in the plan may not exceed 250% of any individual's target bonus
Pay typically consists of a mix of fixed and variable compensation, with the variable compensation designed to reward both short- and long-term corporate performance	The SEAICP and agreements for grants of PSUs contain a clawback provision for material restatements of financial results
The number of shares of our Class A common stock that can be issued upon satisfaction of the performance goals in our PSUs is capped at 200% of target	A significant portion of our executive officers' total direct compensation is in the form of equity-based incentive awards that vest over multiple years
Approximately 125 key managers and executives, including the NEOs, are covered by MasterCard's stock ownership guidelines, which calls for ownership of one to six times the individual's base salary	Grants of long-term incentive awards are conditioned on execution by participants of a non-solicitation, non-competition and non-disclosure agreement, and the grant agreements contain a clawback policy for violations of the non-solicitation, non-competition or non-disclosure covenants
The HRCC has the ability to use, and has used, its discretion to reduce payouts under the SEAICP	

MasterCard

Tax Implications—Deductibility of Executive Compensation

As part of its role, the HRCC reviews and considers the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which requires that public companies meet specific criteria in order to deduct, for federal income tax purposes, compensation over $1,000,000 paid to their CEO and to each of their three highest compensated executive officers excluding their CEO and CFO. SEAICP payments, stock options and PSUs are intended to qualify as performance-based compensation and be fully deductible for federal income tax purposes. The committee continues to maintain the option of granting RSUs, which are subject to the deduction limitations under Section 162(m), on a limited basis. The HRCC may also approve compensation that does not qualify for a deduction under Section 162(m) if it determines that it is appropriate to do so in light of other competing interests and goals such as the attraction and retention of key executives. In particular, the committee believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for MasterCard's success. Consequently, in 2015, the HRCC authorized compensation in excess of $1,000,000 to Mr. Banga that is not performance-based under Section 162(m).

COMPENSATION COMMITTEE REPORT

The HRCC has reviewed and discussed the above CD&A with management and, based on such review and discussions, the HRCC recommended to the Board that the CD&A be included in MasterCard's 2015 Form 10-K and in this proxy statement.

THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

José Octavio Reyes Lagunes, Chairman

Silvio Barzi

Steven Freiberg

Julius Genachowski

Marc Olivié

(April 2016)

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the HRCC has ever served as an officer or employee of MasterCard or had any disclosable related person transaction in which MasterCard was a participant during the last fiscal year. In addition, no executive officer of MasterCard serves on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation paid or earned for 2015, 2014 and 2013 by each of the NEOs, who consist of individuals who served as our principal executive officer, our principal financial officer and our three other most highly compensated executive officers during the year ended December 31, 2015.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)[1]	Option Awards ($) (f)[2]	Non-Equity Incentive Plan Compensation ($) (g)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Ajay Banga **President and Chief Executive Officer**	2015	1,200,000	—	5,249,860	5,250,005	3,588,000	—	250,598 [4]	15,538,463
	2014	1,058,333	—	4,250,048	4,250,017	3,578,000	—	269,643	13,406,041
	2013	1,000,000	—	4,250,466	4,249,952	2,535,000	—	327,172	12,362,590
Martina Hund-Mejean **Chief Financial Officer**	2015	641,667	—	1,625,004	1,624,983	1,172,438	—	57,537 [4]	5,121,629
	2014	600,000	—	1,400,076	1,400,020	1,238,250	—	78,806	4,717,152
	2013	600,000	—	1,250,236	1,250,073	862,500	—	78,806	4,041,615
Ann Cairns[5] **President, International Markets**	2015	665,633	—	1,300,023	1,300,001	1,133,678	—	94,137 [4]	4,493,472
	2014	619,778	—	1,200,009	1,200,017	1,232,779	—	95,159	4,347,742
	2013	585,935	—	1,075,068	1,074,944	1,015,589	—	90,036	3,841,572
Gary J. Flood **President, Global Products and Solutions**	2015	641,667	—	1,300,023	1,300,001	1,088,100	— [6]	59,013 [4]	4,388,804
	2014	600,000	—	1,300,042	1,299,990	1,190,625	23,664	78,943	4,493,264
	2013	600,000	—	1,150,060	1,149,929	1,039,968	17,009	78,943	4,035,909
Chris A. McWilton **President, North America**	2015	641,667	—	1,300,023	1,300,001	989,381	1,622,993 [6]	58,761 [4]	5,912,826
	2014	600,000	—	1,200,009	1,200,017	1,193,438	787,158	83,140	5,063,762
	2013	600,000	—	1,100,252	1,100,104	948,750	29,708	78,806	3,857,620

[1] Represents the aggregate grant date fair value of stock awards made to each NEO. Each amount represents aggregate fair value as of the service inception date for stock awards made with performance conditions. Aggregate grant date fair value reported for stock awards made with performance conditions is based on target performance, which was the probable outcome of the performance conditions as of the grant date. Assuming maximum performance level were to be achieved with respect to awards with performance conditions, the value of the stock awards made with performance conditions granted to each of the named executive officers as of the grant date for 2015 would be as follows: Mr. Banga— $10,499,720; Ms. Hund-Mejean—$3,250,008; Ms. Cairns—$2,600,046; Mr. Flood—$2,600,046; Mr. McWilton—$2,600,046. Further details with respect to these awards are included in Note 15 (Share-Based Payments) to MasterCard's audited financial statements for the year ended December 31, 2015 included in the 2015 Form 10-K.

[2] Represents the aggregate grant date fair value of stock option awards computed in accordance with GAAP made to each NEO. Assumptions used in the calculation are included in Note 15 (Share-Based Payments) to MasterCard's audited financial statements for the year ended December 31, 2015 included in the 2015 Form 10-K.

[3] Amount represents performance-based incentive compensation paid in February of the next fiscal year but earned by the NEOs in the year indicated pursuant to the SEAICP.

[4] See the All Other Compensation in 2015 table following the Summary Compensation Table for information with respect to this amount.

[5] Cash amounts received by Ms. Cairns pursuant to her agreement are paid in British pounds. In calculating the U.S. dollar equivalent for amounts that are not denominated in U.S. dollars, MasterCard translates each payment to Ms. Cairns into U.S. dollars based on an average exchange rate as of the first business day for each month during the applicable year. The average exchange rate for 2015 was 1.530558 U.S. dollars per British pound.

[6] Amounts reflect the actuarial increase in the present value of benefits under the SERP for Mr. McWilton and benefits under MAP related to Messrs. McWilton and Flood. The MAP was terminated and all assets were transferred out of the plan in August 2015; therefore, MAP amounts are only shown for 2013 and 2014.

MasterCard

ALL OTHER COMPENSATION IN 2015

The following table sets forth certain information with respect to the "All Other Compensation" column of the Summary Compensation Table for 2015 for the NEOs.

Name (a)	Perquisites & Other Personal Benefits ($) (b)[1]	Registrant Contributions to Defined Contribution Plans ($) (d)[2]	Insurance Premiums ($) (e)[3]
Ajay Banga	142,924	104,938	2,736
Martina Hund-Mejean	—	56,083	1,454
Ann Cairns	—	92,073	2,064
Gary J. Flood	—	56,083	2,930
Chris A. McWilton	—	56,083	2,678

[1] Amounts represent (a) aggregate incremental cost to MasterCard for personal use of a leased corporate aircraft ($86,183) which is based on the variable costs to MasterCard for operating the aircraft and includes fuel costs, hourly flight charges and associated taxes. Mr. Banga reimbursed MasterCard for personal travel on the corporate aircraft at the Standard Industry Fare Level, or SIFL, rate; and (b) aggregate incremental cost to MasterCard of $56,741 with respect to personal use of a company-leased car by Mr. Banga, which is based on the allocation between personal and business use (based on mileage), for the cost of lease payments, driver compensation, insurance premiums and fuel expense in 2015.

[2] For Ms. Hund-Mejean and Messrs. Banga, Flood and McWilton amounts represent (a) matching contributions of up to 7.5% of eligible compensation and an annual discretionary company contribution of 1.25% of eligible compensation under the Savings Plan ($23,125 in total to each of these NEOs); and (b) MasterCard contributions to the Restoration Program (Mr. Banga—$81,813; Ms. Hund-Mejean—$32,958; Mr. Flood—$32,958; Mr. McWilton—$32,958). For Ms. Cairns, amount represents a contribution made by MasterCard under the MasterCard U.K. Pension Plan, a defined contribution plan, during 2015 and is translated using an exchange rate of 1.530558 U.S. dollars per British pound (calculated as described in footnote 5 of the Summary Compensation Table).

[3] Amounts represent 2015 premiums paid by MasterCard for executive life insurance coverage.

GRANTS OF PLAN-BASED AWARDS IN 2015

The following table sets forth certain information with respect to awards granted during the year ended December 31, 2015 to each of our NEOs.

Name (a)	Grant Date (b)	Date of Action[1,2]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)[4]	Exercise or Base Price of Option Awards ($ / Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)[5]
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Ajay Banga	3/1/2015	2/2/2015								303,644	$90.13	$5,250,005
	3/1/2015	2/2/2015				26,477	52,954	105,908				$5,249,860
		2/2/2015	$1,200,000	$2,400,000	$6,000,000							
Martina Hund-Mejean	3/1/2015	2/2/2015								93,984	$90.13	$1,624,983
	3/1/2015	2/2/2015				8,196	16,391	32,782				$1,625,004
		2/2/2015	$406,250	$812,500	$2,031,250							
Ann Cairns	3/1/2015	2/2/2015								75,188	$90.13	$1,300,001
	3/1/2015	2/2/2015				6,557	13,113	26,226				$1,300,023
		2/2/2015	$406,250	$812,500	$2,031,250							
Gary J. Flood	3/1/2015	2/2/2015								75,188	$90.13	$1,300,001
	3/1/2015	2/2/2015				6,557	13,113	26,226				$1,300,023
		2/2/2015	$406,250	$812,500	$2,031,250							
Chris A. McWilton	3/1/2015	2/2/2015								75,188	$90.13	$1,300,001
	3/1/2015	2/2/2015				6,557	13,113	26,226				$1,300,023
		2/2/2015	$406,250	$812,500	$2,031,250							

[1] On February 2, 2015, the HRCC approved grants of stock options and PSUs under the LTIP to the specified NEOs that were granted on March 1, 2015. The grants of stock options were made in accordance with MasterCard's policy for grants of stock options. For additional details, see "Stock Option Grant Practices" in the CD&A that precedes these tables.

[2] On February 2, 2015, the HRCC established threshold, target, and maximum payouts for all NEOs under our SEAICP for 2015. Actual payout amounts under the SEAICP for 2015 are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. See "Executive Compensation Program Elements-Annual Incentive" in the CD&A that precedes these tables.

[3] Represents an award of PSUs granted on March 1, 2015. The PSUs vest in full, if at all, on February 28, 2018. The actual number of shares of Class A common stock to be issued with respect to the PSU awards will be determined based on MasterCard's performance over the three-year period ending December 31, 2017.

[4] Represents a grant of stock options having a ten-year term and vesting in 25% increments on each of March 1, 2016, 2017, 2018 and 2019.

[5] Represents, as applicable, the grant date fair value or the fair value as of the service inception date. Further details with respect to these awards are included in Note 15 (Share-Based Payments) to MasterCard's audited financial statements for the year ended December 31, 2015 included in the 2015 Form 10-K. PSUs are reflected at target value.

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR-END

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2015.

Name (a)	Option Awards						Stock Awards			
	Stock Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)[1]
Ajay Banga							118,178 [9]	$11,505,810	107,379	$10,454,419
	3/1/2010 [3]	129,740	—	—	$23.274	3/1/2020				
	3/1/2011 [4]	278,040	—	—	$24.036	3/1/2021				
	3/1/2012 [5]	189,450	63,150	—	$42.043	3/1/2022				
	3/1/2013 [6]	172,300	172,300	—	$51.830	3/1/2023				
	3/1/2014 [7]	74,353	223,059	—	$77.720	3/1/2024				
	3/1/2015 [8]	—	303,644	—	$90.130	3/1/2025				
Martina Hund-Mejean							53,621 [10]	$5,220,541	34,320	$3,341,395
	3/1/2011 [4]	70,200	—	—	$24.036	3/1/2021				
	3/1/2012 [5]	45,480	15,160	—	$42.043	3/1/2022				
	3/1/2013 [6]	50,680	50,680	—	$51.830	3/1/2023				
	3/1/2014 [7]	24,493	73,479	—	$77.720	3/1/2024				
	3/1/2015 [8]	—	93,984		$90.130	3/1/2025				
Ann Cairns							29,891 [9]	$2,910,188	28,480	$2,772,813
	3/1/2012 [5]	—	12,630	—	$42.043	3/1/2022				
	3/1/2013 [6]	43,580	43,580	—	$51.830	3/1/2023				
	3/1/2014 [7]	20,994	62,982	—	$77.720	3/1/2024				
	3/1/2015 [8]	—	75,188	—	$90.130	3/1/2025				
Gary J. Flood							31,976 [9]	$3,113,183	29,761	$2,897,531
	3/1/2010 [3]	4,440	—	—	$23.274	3/1/2020				
	3/1/2011 [4]	42,880	—	—	$24.036	3/1/2021				
	3/1/2012 [5]	45,480	15,160	—	$42.043	3/1/2022				
	3/1/2013 [6]	46,620	46,620	—	$51.830	3/1/2023				
	3/1/2014 [7]	22,743	68,229	—	$77.720	3/1/2024				
	3/1/2015 [8]	—	75,188	—	$90.130	3/1/2025				
Chris A. McWilton							30,591 [9]	$2,978,340	28,480	$2,772,813
	3/1/2011 [4]	40,000	—	—	$24.036	3/1/2021				
	3/1/2012 [5]	42,930	14,310	—	$42.043	3/1/2022				
	3/1/2013 [6]	44,600	44,600	—	$51.830	3/1/2023				
	3/1/2014 [7]	20,994	62,982	—	$77.720	3/1/2024				
	3/1/2015 [8]	—	75,188	—	$90.130	3/1/2025				

[1] Value is based on the December 31, 2015 per share closing market price of Class A common stock on the NYSE of $97.36.

[2] Represents (a) for each named executive officer a number of PSUs granted on March 1, 2014, which vest, if at all, on February 28, 2017 and (b) a number of PSUs granted on March 1, 2015, which vest, if at all, on February 28, 2018. The number of shares for the PSUs granted on March 1, 2014 and March 1, 2015 corresponds to the target number of shares that would be issued upon vesting. The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares with respect to the PSU awards granted on each of March 1, 2014 and March 1, 2015 will be determined based on MasterCard's performance over the 3-year performance periods ending December 31, 2016 and December 31, 2017, respectively.

[3] Represents stock options granted during 2010 and vested in 25% increments on each of March 1, 2011, 2012, 2013 and 2014.

[4] Represents stock options granted during 2011 and vested in 25% increments on each of March 1, 2012, 2013, 2014 and 2015.

[5] Represents stock options granted during 2012 and vested in 25% increments on each of March 1, 2013, 2014, 2015 and 2016.

[6] Represents stock options granted during 2013 and vest in 25% increments on each of March 1, 2014, 2015, 2016 and 2017.

[7] Represents stock options granted during 2014 and vest in 25% increments on each of March 1, 2015, 2016, 2017 and 2018.

[8] Represents stock options granted during 2015 and vest in 25% increments on each of March 1, 2016, 2017, 2018 and 2019. See the "Grants of Plan-Based Awards in 2015" table for more information.

[9] Represents a number of PSUs granted on March 1, 2013, which vested on February 29, 2016, and correspond to the number of shares that were issued at a performance level of 155.6% based on MasterCard's performance over the three-year performance period ending December 31, 2015.

[10] Represents (a) RSUs awarded to Ms. Hund-Mejean on September 20, 2011, which vest on September 19, 2016 and (b) a number of PSUs granted on March 1, 2013, which vested on February 29, 2016, and correspond to the number of shares that were issued at a performance level of 155.6% based on MasterCard's performance over the 3-year performance period ending December 31, 2015.

OPTION EXERCISES AND STOCK VESTED IN 2015

The following table sets forth certain information with respect to stock awards that vested for, and stock options which were exercised by, each of our NEOs during the year ended December 31, 2015.

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#)[2] (d)	Value Realized on Vesting ($)[3] (e)
Ajay Banga	64,870	$4,423,206	113,016	$10,264,678
Martina Hund-Mejean	64,880	$4,838,400	45,966	$4,207,926
Ann Cairns	37,890	$1,857,644	22,603	$2,052,917
Gary J. Flood	14,000	$1,017,863	27,126	$2,463,713
Chris A. McWilton	46,420	$2,958,216	25,619	$2,326,846

[1] The value realized on exercise is calculated as the number of shares acquired upon exercise, multiplied by the difference between the per share market value on the date of exercise, less the option exercise price paid for the shares of Class A common stock.

[2] For Ms. Hund-Mejean, value represents the number of RSUs and PSUs that vested during 2015. For the other NEOs, value represents the number of PSUs that vested during 2015.

[3] Value realized upon vesting based on the average of the high and low market price per share of Class A common stock on the NYSE on the respective vesting date.

PENSION BENEFITS IN 2015

MAP

MasterCard historically maintained the MAP, a tax-qualified defined benefit pension plan, to provide retirement income to all U.S. employees who were participants in the plan on or prior to June 30, 2007. Under the MAP's cash balance formula, a notional account was established for each participant, to which a percentage of the participant's eligible compensation was credited ("pay credits"). In addition to the pay credits, a participant's account under the MAP received interest credits based on the yield on 30-Year Treasury securities. Effective January 1, 2013, pay credits to the MAP ceased for all participants, including Messrs. Flood and McWilton, and interest credits continued to be earned. In 2014, the process to terminate the plan began and in 2015, the plan was ultimately terminated. In August of 2015, all assets, including the amounts payable to Messrs. Flood and McWilton, were transferred out of the plan. Therefore, the below table does not include any amounts in connection with the MAP.

SERP

The SERP in effect during 2015 provides Mr. McWilton, the last active employee participant, following his termination of employment, with a lump sum that is actuarially equivalent to an annuity for the life of the participant equal to 80% of his final 48-month average base pay reduced by (1) a benefit under a hypothetical prior employer benefit plan, (2) the benefits earned under the MAP as of the termination date, (3) the portion of the benefit under the Restoration Program related to the MAP benefit, including an assumed rate of return, as of the termination date, and (4) estimated Social Security benefits. To the extent that the offsets are greater than the aggregate SERP benefit, Mr. McWilton would not receive a payout under the SERP. Under the terms of Mr. McWilton's employment agreement, he became vested in the SERP when he left MasterCard on December 31, 2015.

The following table shows the present value of accumulated benefits payable, as applicable, to Mr. McWilton, including the number of years of service credited under the SERP, determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. The pension benefit discount rate used was 2.0%. Information regarding the SERP can be found in the CD&A under the heading "Other Elements of Compensation-Defined Benefit Plans" and in the summary of SERP benefits in the section entitled "Potential Payments Upon Termination or Change-in-Control". Further details with respect to these plans are included in Note 11 (Pension, Postretirement and Savings Plans) to MasterCard's audited financial statements for the year ended December 31, 2015 included in the 2015 Form 10-K.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefits ($) (d)	Payments During Last Fiscal Year ($) (e)
Ajay Banga	N/A	N/A	N/A	N/A
Martina Hund-Mejean	N/A	N/A	N/A	N/A
Ann Cairns	N/A	N/A	N/A	N/A
Gary J. Flood	N/A	N/A	N/A	N/A
Chris A. McWilton	SERP	11	4,493,993	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Employment Agreements and Arrangements

MasterCard International is party to an employment agreement or arrangement with each of the NEOs, other than Mr. Flood. MasterCard historically has not amended any of these agreements other than for administrative purposes. The employment agreements/arrangements for each NEO have been publicly filed with the SEC.

Term

The employment agreements for Mr. Banga and Ms. Hund-Mejean provide for automatic one-year renewals, unless either party gives at least 90 days prior written notice.

Mr. Flood and Ms. Cairns are employed at-will by MasterCard International and MasterCard U.K., respectively. Ms. Cairns is employed for an indefinite term (but not past her 65th birthday) and is subject to termination either by her with six months notice or by MasterCard U.K. with the longer of six months or the statutory notice period.

Mr. McWilton left MasterCard on December 31, 2015.

Compensation

Each NEO receives a base salary that is subject to adjustment based on an annual performance review by the HRCC. Additionally, each executive is eligible to participate in annual and/or long term bonus or incentive plan(s) generally available to other executive officers as well as other applicable MasterCard International or MasterCard U.K. employee compensation and benefit plans and programs, including the LTIP and SEAICP.

Termination of Employment

Banga, Hund-Mejean and McWilton

The following table sets forth termination events and applicable payments for Mr. Banga, Ms. Hund-Mejean and Mr. McWilton. Following his departure on December 31, 2015, Mr. McWilton has begun receiving the benefits contemplated pursuant to his existing employment agreement with MasterCard. His employment agreement has remained unchanged from prior years and the table below reflects only the applicable termination event and the actual payments he is receiving.

Termination Event		Termination Payment
Death		• Target annual incentive bonus for year in which termination occurs if not already paid (plus the target annual incentive bonus earned for the previous year, if not already paid)
Disability		• For Mr. Banga, annual incentive bonus pro-rated for year of termination based upon MasterCard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • For Ms. Hund-Mejean, target annual incentive bonus pro-rated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid)
For "Cause", Voluntary Resignation or Non-Renewal by the Executive	➤ Base salary earned but not paid through date of termination ➤ Payment for all accrued but unused vacation time ➤ Additional benefits, if any and as applicable, under MasterCard plans or programs	
Without Cause, with Good Reason or Non-Renewal by MasterCard International		• Annual incentive bonus pro-rated for year of termination based upon MasterCard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • Severance payable over 24 months (the severance period) equal to base salary continuation for 24 months plus 2 times the average annual bonus earned by the executive in the prior 2 years of employment before termination • Payment of the monthly premium for COBRA medical coverage for the applicable COBRA period (or, if shorter, the severance period), or, if eligible, the full cost of the MasterCard Retiree Health Plan during the severance period and thereafter the retiree contribution levels apply • For Mr. McWilton, full and immediate vesting under the SERP • Reasonable outplacement services for the shorter of the severance period or the period of unemployment
Mandatory Retirement		• Annual incentive bonus for year in which termination occurs (plus the annual incentive bonus earned for the previous year, if not already paid) based upon MasterCard's actual performance (pro-rated for Ms. Hund-Mejean) • Additional vested benefits to which the executive is entitled following termination

Cairns and Flood

Termination Events and Payments The following table sets forth termination events and applicable payments for Ms. Cairns and Mr. Flood:

Termination Event		Termination Payment
Death		• Target annual incentive bonus for year in which termination occurs (plus the target annual incentive bonus earned for the previous year, if not already paid)
Disability		• Target annual incentive bonus pro-rated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid)
For "Cause" or Voluntary Resignation		
Without Cause or With Good Reason	• Base salary earned but not paid through date of termination • Payment for all accrued but unused vacation time • Additional benefits, if any and as applicable, under MasterCard plans or programs	• Annual incentive bonus pro-rated for year of termination based upon MasterCard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • Base salary continuation for 18 months (the severance period) following termination (extendable by an additional 6 months at MasterCard's sole discretion) • An amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period and in accordance with MasterCard's annual incentive bonus pay practices (or up to an amount equal to 2 times the bonus for the prior year, payable over 24 months at MasterCard's discretion) • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) (not applicable to Ms. Cairns) or, if the executive is eligible, the full cost of the MasterCard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter • Reasonable outplacement services for the shorter of the severance period or the period of unemployment
Mandatory Retirement		• Annual incentive bonus pro-rated for year of termination based upon MasterCard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus, the annual incentive bonus earned for the previous year, in not already paid)

Additional Termination Events and Payments for Ms. Cairns MasterCard U.K. may elect, in lieu of providing notice of termination, to pay Ms. Cairns' base salary and the value of any other contractual benefits she would have otherwise received during the notice period. Additionally, MasterCard U.K. may terminate Ms. Cairns' employment at any time and without notice in the event that she engages in gross misconduct, including theft, damage to company property, fraud, conviction of certain crimes, incapacity to work due to being under the influence of alcohol or illegal drugs, loading unlicensed or illegal software onto company hardware, deliberate breach of company policies on use of computer systems and software, physical assault or gross insubordination, unauthorized use or disclosure of confidential information, repeated material breach of her obligations to MasterCard U.K., personal bankruptcy or mental disability as a patient under applicable laws.

"Double Trigger" Change-in-Control Payments If, within the six months preceding or two years following a Change-In-Control, either Mr. Flood or Ms. Cairns terminates their employment with MasterCard International or its successor for Good Reason or is terminated by MasterCard International or its successor without Cause, he or she will be entitled to the following termination payments:

"Double-Trigger" Severance Payments
• Lump sum payments within 30 days following date of termination of (1) all base salary earned but not paid and (2) all accrued but unused vacation time
• Pro-rata portion of the annual incentive bonus payable in year of termination and previous year, if not already paid
• Base salary continuation for 24 months following termination (the severance period)
• Annual bonus payments following the date of termination, the aggregate amount equal to the average annual bonus received by the executive over the prior 2 years of employment, payable ratably over the severance period
• Payment of the monthly premium for COBRA medical coverable for the applicable COBRA period or the severance period, if shorter (not applicable to Ms. Cairns); or, if the executive is eligible for the MasterCard Retiree Health Plan, the full cost of the retiree health coverage for the severance period and thereafter the retiree contribution levels apply
• Reasonable outplacement services for the shorter of the severance period or the period of unemployment
• Such additional benefits, if any, that the executive would be entitled to under applicable MasterCard plans and programs (other than severance payments)

Release of Claims

Each NEO is required to enter into a separate agreement and release of claims against MasterCard International in order to receive payment for severance, Change-in-Control and other payments on account of termination other than for Cause, with Good Reason or for non-renewal.

Additional Terms

Tax Gross-Up Payments

Ms. Hund-Mejean's employment agreement contain provisions for tax gross-up payments in connection with golden parachute excise taxes. The executive's right to receive a gross-up payment or specified payments on account of termination without Cause, with Good Reason or non-renewal is subject to entering into a separation agreement and release of claims against MasterCard International.

Restrictive Covenants

All of the executives are subject to MasterCard International's standard restrictive covenants for executive employees, including non-disclosure, non-competition and non-solicitation obligations.

In addition, each executive has signed separate non-compete agreements, including agreements in order to receive long term incentive awards and, for at-will employees, specified severance and Change-in-Control payments as follows:

Executive	General	Long Term Incentive Awards	Severance Plan Payments	Change-in-Control Payments
Mr. Banga, Ms. Hund-Mejean and Mr. McWilton	N/A	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the 2-year period preceding the violation	N/A	N/A
Ms. Cairns	• 6-month non-compete and non-solicit	• 12-month non-compete • 18-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the 2-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• 2-year non-compete and non-solicit
Mr. Flood	• 12-month non-compete and non-solicit	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the 2-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• 2-year non-compete and non-solicit

Definitions

Cause

Defined as: (a) willful failure of the executive to perform duties or responsibilities (other than due to disability); (b) engaging in serious misconduct that is injurious to MasterCard including, but not limited to, damage to its reputation or standing in the industry; (c) conviction of, or entering into a plea of guilty or nolo contendere, to a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude; (d) the material breach of any written covenant or agreement with MasterCard International not to disclose any information pertaining to MasterCard International; or (e) the breach of our Code of Conduct, the Supplemental Code of Ethics, any material provision of the employment agreement or any material provision of other specified MasterCard or MasterCard International policies.

Notice of termination for cause must state the date of termination and identify the grounds upon which termination is based.

Good Reason

Defined as: (a) the assignment to a position for which the executive is not qualified or a materially lesser position than the position held; (b) a material reduction in annual base salary other than a 10% or less reduction, in the aggregate, over the term of employment; (c) the relocation of the executive's principal place of employment to a location more than 50 miles from his or her principal place of employment; and (d) for Mr. Banga, Ms. Hund-Mejean and Mr. McWilton, the failure by MasterCard International to obtain an agreement from any successor to MasterCard International to assume and agree to perform any employment agreement between the executive and MasterCard International.

Change-in-Control

Defined as the occurrence of any of the following events (other than by means of a public offering of MasterCard Incorporated's equity securities):

(a) the acquisition by any person of beneficial ownership of more than 30% of the voting power of the then outstanding equity shares of MasterCard (the "Outstanding Registrant Voting Securities"), subject to specified exceptions

(b) a change in the composition of the Board that causes less than a majority of MasterCard's directors then in office to be members of the Board, subject to specified exceptions

(c) consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of MasterCard's assets or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination, (1) all or substantially all of the persons who were the beneficial owners of the Outstanding Registrant Voting Securities immediately prior to such Business Combination will beneficially own more than 50% of the then outstanding voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Registrant Voting Securities, (2) no person will beneficially own more than a majority of the voting power of the then outstanding voting securities of such entity except to the extent that such ownership of MasterCard existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination will have been members of the incumbent MasterCard Board at the time of the initial agreement, or an action of MasterCard's Board, providing such Business Combination, or

(d) approval by MasterCard's stockholders of a complete liquidation or dissolution of MasterCard.

Mandatory Retirement

For each executive, the last day of the calendar year in which they reach the age of 65 (except for Ms. Cairns, who reaches mandatory retirement on the day she reaches the age of 65).

Potential Payments Tables

Below are tables showing the potential payments upon termination of employment or a change-in-control of MasterCard for each of the NEOs assuming the event took place on December 31, 2015, the last business day of our 2015 fiscal year. For Mr. McWilton, the table reflects what he was actually entitled to receive when he left MasterCard on December 31, 2015. Following the tables are footnotes that provide additional information with respect to other potential payments and benefits.

In the tables, the equity awards shown for the NEO represent the value of unvested RSUs and stock options that would vest in the event of termination or change-in-control, as applicable, based on the $97.36 per share closing price of Class A common stock on the NYSE on December 31, 2015. In the event of termination by MasterCard without Cause or by the executive with Good Reason in connection with a Change-in-Control, all unvested RSUs and stock options held by a NEO would immediately become vested. If a NEO who is retirement-eligible is terminated without Cause or terminates his employment for Good Reason (other than in connection with a Change-in-Control), all unvested RSUs and stock options would vest according to the terms of the award. If a NEO who is not retirement-eligible is terminated without Cause or terminates his or her employment for Good Reason (other than in connection with a Change-in-Control), all unvested RSUs and stock options would not become vested.

In the event of a Change-in-Control, the PSUs would continue to vest in accordance with the terms of the grant to the extent the achievement of the relevant performance goals could continue to be measured subsequent to the Change-in-Control. To the extent achievement of the relevant performance goals could no longer be measured, all of the NEO's unvested PSUs would vest in accordance with the terms of such grants on February 29, 2016, February 28, 2017 and February 28, 2018, respectively, conditioned upon the NEO's continued employment with MasterCard, as of those dates, and would be paid at a target level of performance. In the event that, within six months preceding, or two years following, a Change-in-Control, the NEO is terminated without Cause or with Good Reason, all of the NEO's then unvested PSUs would vest immediately and be payable at a target level of performance, conditioned upon the NEO's compliance with his or her non-competition and non-solicitation agreement.

Ajay Banga						
Benefit	**Death**	**Disability**	**For Cause**	**Voluntary**	**Without Cause / With Good Reason**	**Termination Following Change-in-Control (CIC)**
Cash Severance [1]	$—	$—	$—	$—	$8,450,996	$8,450,996
Annual Incentive Award	$2,400,000	$3,588,000	$—	$—	$3,588,000	$3,588,000
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$17,914,312	$17,914,312	$—	$—	$17,914,312	$17,914,312
Performance Stock Units	$17,848,911	$21,960,230	$—	$—	$17,848,911	$17,848,911
Total	$35,763,223	$39,874,542	$—	$—	$35,763,223	$35,763,223
Other Benefits [3]						
Health & Welfare	$—	$—	$—	$—	$20,620	$20,620
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$65,620	$65,620
Total	$38,163,223	$43,462,542	$—	$—	$47,867,839	$47,867,839

Martina Hund-Mejean						
Benefit	**Death**	**Disability**	**For Cause**	**Voluntary**	**Without Cause / With Good Reason**	**Termination Following Change-in-Control (CIC)**
Cash Severance [1]	$—	$—	$—	$—	$3,375,981	$3,375,981
Annual Incentive Award	$812,500	$812,500	$—	$—	$1,172,438	$1,172,438
Unvested Equity [2]						
Restricted Stock Units	$1,836,210	$1,836,210	$—	$—	$1,836,210	$1,836,210
Unexercisable Options	$5,268,698	$5,268,698	$—	$—	$5,268,698	$5,268,698
Performance Stock Units	$5,516,418	$6,725,726	$—	$—	$5,516,418	$5,516,418
Total	$12,621,326	$13,830,634	$—	$—	$12,621,326	$12,621,326
Other Benefits [3]						
Health & Welfare	$—	$—	$—	$—	$27,969	$27,969
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$72,969	$72,969
Total	$13,433,826	$14,643,134	$—	$—	$17,242,714	$17,242,714

Ann Cairns [4]						
Benefit	**Death**	**Disability**	**For Cause**	**Voluntary**	**Without Cause / With Good Reason**	**Termination Following Change-in-Control (CIC)**
Cash Severance [1]	$—	$—	$—	$—	$3,355,434	$3,355,434
Annual Incentive Award	$777,237	$777,237	$—	$—	$1,133,678	$1,133,678
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$4,463,427	$4,463,427	$—	$—	$4,463,427	$4,463,427
Performance Stock Units	$4,643,098	$5,683,001	$—	$—	$4,643,098	$4,643,098
Total	$9,106,525	$10,146,428	$—	$—	$9,106,525	$9,106,525
Other Benefits [3]						
Health & Welfare	$—	$—	$—	$—	$12,817	$12,817
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$57,817	$57,817
Total	$9,883,762	$10,923,665	$—	$—	$13,653,454	$13,653,454

Benefit	Gary J. Flood					
	Death	Disability	For Cause	Voluntary	Without Cause / With Good Reason	Termination Following Change-in-Control (CIC)
Cash Severance [1]	$—	$—	$—	$—	$3,504,878	$3,504,878
Annual Incentive Award	$812,500	$812,500	$—	$—	$1,088,100	$1,088,100
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$4,844,841	$4,844,841	$—	$4,844,841	$4,844,841	$4,844,841
Performance Stock Units	$4,898,279	$6,010,714	$—	$6,010,714	$4,898,279	$4,898,279
Total	$9,743,120	$10,855,555	$—	$10,855,555	$9,743,120	$9,743,120
Other Benefits [3]						
Health & Welfare	$—	$—	$—	$—	$20,766	$20,766
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$65,766	$65,766
Total	$10,555,620	$11,668,055	$—	$10,855,555	$14,401,864	$14,401,864

Benefit	Chris A. McWilton[5]
	Without Cause / With Good Reason
Cash Severance	$3,417,117
Annual Incentive Award	$989,381
Unvested Equity	
Restricted Stock Units	$—
Unexercisable Options	$4,602,800
Performance Stock Units	$5,751,153
Total	$10,353,953
Retirement Benefits	
SERP	$4,493,993
Total	$4,493,993
Other Benefits	
Health & Welfare	$54,293
Outplacement	$45,000
Total	$99,293
Total	$19,353,737

[1] For Mr. Banga and Ms. Hund-Mejean, the amount would be paid over a 24-month period and is equal to 2 times the sum of the executive's 2015 base salary and a 2-year average of bonus paid for services in 2013 and 2014, whether the termination was in connection with a Change-in-Control or not. For Mr. Flood and Ms. Cairns, the amounts payable in connection with a Change-in-Control would be paid over a 24-month period and is equal to 2 times the sum of the executive's 2015 base salary and the average of bonus paid for services in 2013 and 2014. For Mr. Flood and Ms. Cairns, in the event of termination without Cause or for Good Reason without a Change-in-Control, the amount would be paid over an 18-month period and is equal to 1.5 times the sum of the executive's 2015 base salary and the bonus paid to the executive for services in 2014 ($2,745,088 for Mr. Flood; $2,629,962 for Ms. Cairns). For all NEOs, cash severance reflects the present value of this calculation using discount rate of 0.67%, equal to 120% of the semiannual applicable federal rates for December 2015.

[2] For the unvested equity in the "Without Cause / With Good Reason" column, assumes termination occurs within either 6 months prior to or 2 years following a Change-in-Control of MasterCard. In the event that termination does not occur within either 6 months prior to, or 2 years following, a Change-in-Control of MasterCard, the values for the NEOs who are not retirement-eligible or deemed retirement-eligible would be zero. For the PSUs in the "Change-in-Control" column, the amount reflects a Change-in-Control of MasterCard in which the company thereafter is unable to assess its performance against the specified objectives. Accordingly, consistent with the terms of the PSU awards, the amounts represented in the "Change-in-Control" column represent target level of performance. For the PSUs in the "Disability" column, the amount reflects the performance level at which MasterCard accrued the PSUs in its 2015 year-end financial statements based on MasterCard's assessment of its obligations based on quantitative and qualitative considerations of actual and forecasted results (with respect to the awards granted in 2013, 2014 and 2015). Further details with respect to these awards are included in Note 15 (Share-Based Payments) to MasterCard's audited financial statements for the year ended December 31, 2015 included in the 2015 Form 10-K.

[3] Includes continued health and welfare benefits, namely health coverage, dental coverage, vision coverage, individual life insurance and individual disability insurance for 18 months following termination and outplacement assistance With respect to Ms. Hund-Mejean, she would also be eligible to receive excise tax gross-ups only if termination of employment is in connection with a Change-in-Control and the payout limit under Section 280G of the Internal Revenue Code is exceeded. Ms. Hund-Mejean would not have been eligible to receive an excise tax gross-up upon a termination on December 31, 2015.

[4] For Ms. Cairns, cash amounts are translated using an exchange rate of 1.530558 U.S. dollars per British pound (calculated as described in footnote 5 of the Summary Compensation Table).

[5] For Mr. McWilton, the SERP amount differs from the amount indicated in the Pension Benefits in 2015 table due to modified actuarial assumptions (the 2015 lump sum interest rates for termination due to a Change-in-Control event versus the assumed valuation rate and pre-commencement discount rate used in the Pension Benefits in 2015 table). Includes continued health and welfare benefits, namely health coverage and dental coverage for 24 months. Cash severance will be paid over a 24-month period which began in January 2016 and is equal to 2 times the sum of Mr. McWilton's 2015 base salary and a 2-year average of bonus paid for services in 2013 and 2014. At the time Mr. McWilton left MasterCard, he was considered retirement eligible for the purposes of his unvested equity and as such, all unvested equity continues to vest according to the original terms and conditions of the awards.

EQUITY COMPENSATION PLAN INFORMATION

The table below presents information as of December 31, 2015 for the LTIP and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan, both of which previously have been approved by stockholders. MasterCard does not have any equity compensation plans that have not been approved by stockholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	12,487,947[1, 2]	$54.15 [3]	60,439,174
Equity compensation plans not approved by stockholders	—	$—	—
Total	12,487,947[1, 2]		60,439,174

[1] The LTIP authorizes the issuance of stock options, restricted stock, RSUs, PSUs and other stock-based awards and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan authorizes the issuance of DSUs and other awards provided for by the LTIP, such as restricted stock. Of the total number of shares: (a) 8,058,407 shares may be issued pursuant to outstanding stock options; (b) 3,757,481 shares may be issued pursuant to outstanding RSUs; (c) 540,839 shares may be issued pursuant to outstanding PSUs (see footnote (2) below); and (d) 131,220 shares may be issued pursuant to outstanding DSUs.

[2] The number of shares to be issued pursuant to outstanding PSUs represents the aggregate number of PSUs granted in each of 2013, 2014 and 2015, corresponding to the number of shares of our Class A common stock that: (a) for 2013, were issued pursuant to an actual performance level of 155.6% and (b) for 2014 and 2015, would be issued for such PSUs at maximum performance level of 200% because actual performance through December 31, 2015 was either at maximum level or between target and maximum levels for each of these awards. As of December 31, 2015, the actual number of PSUs and actual payout of unearned shares with respect to the PSU awards granted in 2013 had not been determined, but were determined in February 2016 (after audited financials for the prior year were released) at the actual performance level of 155.6% based on the MasterCard's performance over the 3-year performance period ended December 31, 2015. The actual number of PSUs granted in each of 2014 and 2015 has not been determined and will be determined based on MasterCard's performance over the 3-year performance periods ending December 31, 2016 and December 31, 2017, respectively.

[3] The weighted-average exercise price of outstanding options, warrants and rights exclude the RSUs, PSUs and DSUs.

PROPOSAL 2: ADVISORY APPROVAL OF MASTERCARD'S EXECUTIVE COMPENSATION

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ADVISORY APPROVAL OF OUR EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT**

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve an advisory (non-binding) resolution on the compensation of our NEOs. As described in detail in the CD&A above, our compensation and benefit programs are significantly performance-based, and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders. Our Board continues to believe that our executive compensation program and policies are effective in achieving these core principles.

The HRCC routinely reviews the compensation and benefit programs for our NEOs to ensure that they achieve the desired goals of closely aligning our executive compensation with performance and with our stockholders' interests. These reviews have resulted in a number of changes over the last several years.

We are asking stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to endorse or not endorse our executive compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to MasterCard's named executive officers, as disclosed in this proxy statement pursuant to the SEC rules, including the Compensation Discussion and Analysis, compensation tables and any related narrative discussion, is hereby approved".

Because this vote is advisory, it will not be binding on MasterCard, the HRCC or the Board. However, the Board and the HRCC value the opinions of our stockholders and will review and consider the voting results when considering our executive compensation program.

Our Board has determined to hold annual say-on-pay advisory votes. Unless the Board determines otherwise, the next say-on-pay advisory vote will be held at our 2017 annual meeting of stockholders.

For an understanding of our executive compensation program information, we strongly encourage you to read:

- **our CD&A (pgs 39 - 56), and**

- **the 2015 Summary Compensation Table and related information (pgs 57 - 71)**

AUDIT

PROPOSAL 3: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS MASTERCARD'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016**

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit MasterCard's financial statements. The Audit Committee has appointed PwC as our independent registered public accounting firm to audit the financial statements of MasterCard Incorporated and its subsidiaries for the year ending December 31, 2016. PwC has served as our independent registered public accounting firm, in this capacity, for many years, including since we began filing publicly in 2002.

The Audit Committee conducted its annual evaluation of PwC, considering the factors described below in the Audit Committee Report. Based on this evaluation, the committee believes that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of MasterCard and our stockholders, and a resolution will be presented at the Annual Meeting to ratify PwC's appointment. Although ratification is not required by applicable laws, our by-laws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value your views on our independent registered public accounting firm. The Audit Committee intends to carefully consider the results of the vote. If the stockholders do not ratify the appointment of PwC, the committee will reconsider PwC's selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of MasterCard and our stockholders.

A PwC representative is expected to be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

AUDITOR'S SERVICES AND FEES

Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee and MasterCard have adopted policies and procedures pertaining to the provision by MasterCard's independent registered public accounting firm of any audit or non-audit services. The policies and procedures in place specifically require Audit Committee pre-approval of all audit and non-audit services consistent with budgeted categories. In addition, proposed services of the independent registered public accounting firm materially exceeding any pre-approved project scope, terms and conditions, or cost levels require specific pre-approval by the Audit Committee. The committee will also consider on a case-by-case basis specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee Chairman and to the committee at its next regular meeting. The Audit Committee may delegate power to its chairman to pre-approve, in certain circumstances, any engagements or changes in engagements by the independent registered public accounting firm for audit or non-audit services. MasterCard paid no fees to PwC in 2015 in connection with engagements that were not pre-approved in accordance with MasterCard's policies and procedures.

The Audit Committee and MasterCard also have adopted policies and procedures to help ensure the independence of our independent registered public accounting firm and periodically consider whether there should be a regular rotation of the firm. Further, in addition to assuring the mandated rotation of the lead audit partner in accordance with SEC rules, the Audit Committee oversees the selection of the independent registered public accounting firm's lead engagement partner. The process for selection of the lead engagement partner involves a meeting between the Audit Committee chairman and the candidate for the role, as well as discussions with the committee and management.

Audit Fees and All Other Fees

Set forth below are the aggregate audit and non-audit fees billed to MasterCard by PwC for 2015 and 2014 (in thousands):

Type of Fees	Description	2015	2014
Audit Fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required in certain countries or jurisdictions in which we operate	$6,786	$6,937
Audit-Related Fees	For assurance and audit-related services (but not included in the audit fees set forth above) including the internal controls review of selected information systems (Statement on Standards for Attestation Engagement No. 16 audits)	$760	$1,155
Tax Fees	For tax compliance, tax advice and tax planning services	$940	$920
All Other Fees	For assessments of certain processes and accounting information research tools	$201	$83
Total		$8,687	$9,095

AUDIT COMMITTEE REPORT

MasterCard's Audit Committee operates under a written charter adopted by the Board. You can view the charter at http://www.mastercard.com in the "Investor Relations" section under "Corporate Governance". The charter details the committee's responsibilities and practices. It is reviewed and updated annually as appropriate to reflect the committee's evolving role and to address regulatory changes, evolving oversight practices and investor feedback.

Primary Responsibilities

The Audit Committee assists the Board in its oversight of:

- the quality and integrity of MasterCard's financial statements

- MasterCard's compliance with legal and regulatory requirements

- the qualifications, performance and independence of the independent registered public accounting firm engaged to perform the integrated audit of the company

- risk assessment and risk management of the company

- the performance of MasterCard's internal audit function, and

- the quality of MasterCard's internal controls.

2015 Actions

In 2015, the Audit Committee met 11 times and fulfilled its duties and responsibilities. Among other things, the committee:

Reporting
- Met regularly with management, the General Auditor and PwC to discuss the overall quality of MasterCard's financial accounting and reporting

- Reviewed and discussed with management and PwC MasterCard's financial statements, earnings releases and quarterly and annual reports prior to furnishing or filing with the SEC, and

- Reviewed with management, PwC and the General Auditor the overall audit scope and plans and the results of internal and external audit examinations, and approved internal and external audit plans based on a risk-based methodology and evaluation.

Independent Auditor
- Approved all audit, audit-related and non-audit fees and services consistent with MasterCard's pre-approval policy

- Reviewed PwC's qualifications, performance and independence and discussed PwC's independence with them, and

- Discussed the re-appointment of PwC, as well as the pros and cons of auditor rotation.

Internal Audit
- Reviewed the performance of MasterCard's internal audit function.

Internal Controls
- Met with internal audit and PwC, both with and without management present, to discuss their evaluations of MasterCard's internal controls, including internal controls over financial reporting, and reported to the Board on the status of those controls.

Legal, Compliance and Risk
- Regularly met with MasterCard's General Counsel, PwC and the General Auditor to discuss financial management and reporting, legal and regulatory, accounting, auditing and internal control matters

- Met with the Chief Compliance Officer to discuss the effectiveness of MasterCard's ethics and compliance program and regularly received related status reports

- Periodically met with MasterCard's Enterprise Risk Management team, other members of management, the General Auditor, the Chief Compliance Officer, PwC and individual business units to assess MasterCard's guidelines and policies with respect to risk assessment and risk management, as well as to review current and emerging operational and financial risks, and

- Met with the Chief Security Officer, Chief Information Governance and Privacy Officer and Operations and Technology team members to review and discuss information security, business continuity and data privacy matters and risks.

Oversight and Evaluation of Independent Registered Public Accounting Firm

As noted above, the Audit Committee assists the Board's oversight of PwC's qualifications, performance and independence. The committee recognizes the importance of maintaining the firm's independence, in both fact and appearance. As part of its process to determine and ensure PwC's independence, the Audit Committee has received from PwC the written disclosures and letter required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC that firm's independence from the company and management. These discussions included reviewing and considering with PwC whether the provision of non-audit services provided by them to MasterCard during 2015 was compatible with their independence. The Audit Committee concurred with PwC's conclusion that they are independent from MasterCard and management.

The Audit Committee is also responsible for the appointment, compensation and retention of PwC, including an annual evaluation of PwC, periodic consideration of firm rotation and oversight of the selection of the firm's lead engagement partner. As part of its responsibilities, the committee conducted its annual evaluation of PwC in deciding whether to re-engage PwC.

In addition to the firm's independence and integrity, the Audit Committee considered:

- PwC's competence and its compliance with regulations

- The business acumen, value-added benefit, continuity and consistency and technical and core competency provided by the engagement team

- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness and communication and interaction with management, and

- The firm's efforts toward efficiency, including with respect to process improvements and fees.

Based on this review, the Audit Committee has retained PwC and believes its continued retention is in the best interests of MasterCard and our stockholders.

2015 Audited Financial Statements and Internal Controls

Management is responsible for establishing effective internal controls over financial reporting and preparing MasterCard's consolidated financial statements. PwC is responsible for:

- auditing and reporting on MasterCard's consolidated financial statements in accordance with the standards of the PCAOB, and

- expressing an integrated opinion as to whether MasterCard's financial statements conform in all material respects with generally accepted accounting principles in the United States of America and whether MasterCard's internal controls over financial reporting are effective as of December 31, 2015, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

The Audit Committee monitors and oversees the processes by which management and PwC fulfill their responsibilities.

In this context, the Audit Committee has met and held discussions with management and PwC to review and discuss MasterCard's audited financial statements and assessment of its internal control over financial reporting, asked management and PwC questions relating to such matters and discussed with PwC the matters required to be discussed under applicable PCAOB standards. These meetings and discussions included a review of the quality of the accounting principles the company utilized, the reasonableness of significant accounting estimates and judgments and the clarity of disclosures in MasterCard's consolidated financial statements. As part of these discussions, management represented to the Audit Committee that MasterCard's consolidated financial statements were prepared in accordance with GAAP.

Based upon the Audit Committee's discussions with management and PwC, the Audit Committee's review of the representations of management and the report and required communications provided by PwC to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in MasterCard's Annual Report on Form 10-K for the year ended December 31, 2015 for filing with the SEC.

THE AUDIT COMMITTEE

Steven J. Freiberg, Chairman

Silvio Barzi

Marc Olivié

Rima Qureshi

Jackson Tai

(April 2016)

ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these proxy materials?

We are providing this proxy statement and additional proxy materials in connection with the Board's solicitation of proxies to be voted at the Annual Meeting or at any adjournment or postponement thereof.

How is MasterCard distributing proxy materials?

Under SEC rules, we are furnishing our proxy materials online. On or about April 29, 2016, we expect to start mailing to our Class A stockholders (other than those who previously requested electronic or paper delivery) the Notice containing instructions on how to access the proxy materials online, and to make such materials available as of such date on www.proxyvote.com. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice tells you how to access and review all of the important information contained in the proxy materials. The Notice also tells you how you may submit your proxy via the Internet. If you received a Notice by mail and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice about how you may request to receive a copy electronically or in printed form on a one-time or on-going basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet as we believe electronic delivery will expedite the receipt of materials while lowering costs and reducing the environmental impact of our Annual Meeting by reducing printing and mailing of full sets of materials.

In addition to this proxy statement, our proxy materials include the Annual Report, which includes the 2015 Form 10-K.

Copies of the 2015 Form 10-K, as well as our other periodic filings, also are available on our website (http://www.mastercard.com) in the "Investor Relations" section under "Financials & SEC Filings". The information included in our website is not incorporated herein by reference.

A copy of the proxy materials, including our 2015 Annual Report, which includes a copy of our 2015 Form 10-K will be furnished to you free of charge upon request to our Corporate Secretary or to our proxy solicitor at, respectively:

MasterCard Incorporated Office of the Corporate Secretary 2000 Purchase Street Purchase, New York 10577 Attention: Janet McGinness corporate.secretary@mastercard.com Fax: (914) 249-4366	or	**Georgeson Inc.** 480 Washington Boulevard 26th Floor Jersey City, New Jersey 07310 Telephone: (877) 255-0134

Who is entitled to vote at the Annual Meeting?

We have two classes of stock outstanding: Class A common stock and Class B common stock. Our publicly-traded Class A common stock is our only class of voting stock. Our Class A stockholders are the only stockholders entitled to notice of, and to vote on, proposals at the Annual Meeting or any adjournment or postponement of the meeting. As of April 25, 2016, 1,078,314,947 shares of Class A common stock were outstanding.

Class A stockholders of record on the Record Date are entitled to vote their shares at the Annual Meeting or any adjournment or postponement thereof. Each share of Class A common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. The Record Date is established by the Board as required by Delaware Law and our by-laws.

Class B common stock is a non-voting class held only by certain of our customers and distributed in connection with our IPO. Except as may be required by Delaware Law, holders of Class B common stock have no voting power and are not entitled to vote on the proposals in this proxy statement. This structure ensures that our customers, who are restricted from holding shares of Class A common stock, do not have a vote at the Annual Meeting. Class B shares account for only 1.9% of our total outstanding equity as of April 25, 2016.

What matters will be voted on at the Annual Meeting?

The following matters are scheduled for vote by Class A stockholders at the Annual Meeting:

1.	Elect the 12 nominees named in this proxy statement to serve on the Board as directors
2.	Approve on an advisory basis MasterCard's executive compensation
3.	Ratify the appointment of PwC, as the independent registered public accounting firm for MasterCard for 2016
4.	Act on any other business which may properly come before the Annual Meeting or any adjournment or postponement thereof.

What is the quorum requirement for the Annual Meeting?

The presence in person or by proxy at the Annual Meeting of the holders of a majority of the outstanding shares of Class A common stock entitled to vote as of the Record Date on any of the proposals to be voted upon at the Annual Meeting will constitute a quorum.

What is the difference between holding shares as a registered stockholder and holding shares in street name?

If your shares of common stock are owned directly in your name with our transfer agent, Computershare Shareowner Services LLC, you are considered a registered holder of those shares.

If your shares of common stock are held by a broker, bank or other nominee, you hold those shares in street name. Your broker, bank or other nominee will vote your shares as you direct.

If I hold shares in street name, does my broker need instructions in order to vote my shares?

Under the rules of the NYSE, if you hold shares of common stock in street name and do not submit specific voting instructions to your brokers, banks or other nominees, they generally will have discretion to vote your shares on routine matters, but will not have discretion to vote your shares on non-routine matters. When the broker, bank or other nominee is unable to vote on a proposal because the proposal is not routine and you do not provide any voting instructions, a broker non-vote occurs and, as a result, your shares will not be voted on these proposals.

Therefore:

- on the non-routine proposals of election of directors (Proposal 1) and advisory approval of our executive compensation (Proposal 2), your broker, bank or other nominee will not be able to vote without instruction from you, and

- on the routine proposal of ratification of the appointment of PwC as our independent registered public accounting firm for 2016 (Proposal 3), your broker, bank or other nominee may vote in their discretion without instruction from you.

What are my voting choices for each matter, and how does the Board recommend that I vote?

	Proposal	Voting Choices	Board Recommendation
✓	Elect the 12 nominees named in this proxy statement to serve on MasterCard's Board as directors	With respect to each director nominee: For Against Abstain	For election of all 12 director nominees
✓	Approve on an advisory basis MasterCard's executive compensation	For Against Abstain	For
✓	Ratify of the appointment of PwC as our independent registered public accounting firm for 2016	For Against Abstain	For

What vote is needed to elect directors?

Each of the nominees receiving the affirmative vote of a majority of the votes cast by Class A stockholders will be elected to serve as a director. Abstentions by stockholders and broker non-votes will have no effect on the outcome of this proposal.

The election of the nominees is subject to the Board's "majority voting" policy regarding directors who do not receive a majority of "For" votes. Generally under this policy:

- New director candidates who fail to receive a majority of votes cast in an uncontested election would fail to be elected.

- To be re-nominated to serve on the Board, incumbent directors must submit irrevocable resignations to the Board that are effective only upon: (1) the director not receiving a majority of the votes cast in an uncontested election and (2) the Board's subsequent acceptance of the proffered resignation. If an incumbent director fails to receive a majority of the votes cast in an uncontested election, the Board would then evaluate and act on the proffered resignation within 90 days of the election, taking into account the recommendation of the NCG.

- Any vacancies resulting from the Board's acceptance of a contingent resignation, or from the failure of a new director candidate to receive a majority of the votes cast in an uncontested election, may be filled by the Board.

- Plurality voting (by which directors receiving the greatest number of votes cast are elected) applies in the case of any contested elections.

The Board has received a contingent resignation from each of the 12 director nominees included in this proxy statement.

MasterCard

What vote is required in order for the other matters to be voted upon at the Annual Meeting to be adopted?

Proposal		Voting Requirements	Effect of Abstentions	Effect of Broker Non-Votes
2	Approve on an advisory basis MasterCard's executive compensation	Affirmative vote of majority of votes cast by Class A stockholders (to be approved on an advisory and non-binding basis)	No effect on outcome	No effect on outcome
3	Ratify the appointment of PwC as our independent registered public accounting firm for 2016	Affirmative vote of majority of votes cast by Class A stockholders	No effect on outcome	Not applicable – brokers are permitted to vote on this matter without specific instruction from the beneficial owner

How do I vote my shares?

You can cast your vote by calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form. Your vote will be cast in accordance with the instructions authorized by telephone or Internet or included on a properly signed and dated proxy card or voting instruction form, as applicable. We must receive your vote, either by telephone, internet, proxy card or voting instruction form by 11:59 p.m. (Eastern time) on June 27, 2016 for your vote to be counted. If you are a stockholder, you can also attend the Annual Meeting in person and vote or you can send a representative to the meeting with a signed proxy to vote on your behalf. If you do not vote by telephone or Internet, return a signed proxy card or voting instruction form or attend the meeting in person or by representative and vote, no vote will be cast on your behalf. Each of the Notice, proxy card and voting instruction form indicates on its face the number of shares of common stock registered in your name at the close of business on the Record Date, which number corresponds to the number of votes you will be entitled to cast at the meeting on each proposal. See "— Who is entitled to vote at the Annual Meeting?" above for further discussion of the voting power of Class A common stock.

You are urged to follow the instructions on your Notice, proxy card or voting instruction form to indicate how your vote is to be cast.

Pursuant to Section 212(c) of Delaware Law, stockholders may validly grant proxies over the Internet. Your Internet vote authorizes the proxies designated by MasterCard to vote your shares in the same manner as if you had returned a proxy card or voting instruction form. In order to vote over the Internet, follow the instructions provided on your Notice.

What can I do if I change my mind after I vote my shares?

Any stockholder who authorizes its vote by telephone or by Internet or executes and returns a proxy card or voting instruction form may revoke the proxy by:

- notifying in writing the Office of the Corporate Secretary of MasterCard Incorporated, at 2000 Purchase Street, Purchase, New York 10577, Attention: Janet McGinness, by notice that is received no later than 11:59 p.m. (Eastern time) on June 27, 2016

- executing and returning a subsequent proxy that is received no later than 11:59 p.m. (Eastern time) on June 27, 2016

- subsequently authorizing the individuals designated by MasterCard to vote its interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on its Notice before the closing of voting at 11:59 p.m. (Eastern time) on June 27, 2016, or

- appearing in person or by representative with a signed proxy and voting at the Annual Meeting.

Attendance in person or by representative at the Annual Meeting will not in and of itself constitute revocation of a proxy. If you plan to vote your shares in person at the Annual Meeting, see the requirements set forth in "— What do I need to do if I would like to attend the Annual Meeting?" above.

How are my shares voted by the proxies designated by the company?

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted in accordance with the Board recommendations indicated above. With respect to director nominations, in the event that any nominee would be unable to serve, the persons designated as proxies reserve full discretion to vote for another person. In the event you specify a different choice on the proxy, your shares will be voted in accordance with the specification you made.

Who bears the cost of soliciting votes for the Annual Meeting?

We will bear the costs of the solicitation of proxies, including the cost of preparing, printing and mailing the Notice, this proxy statement and related proxy materials. In addition to the solicitation of proxies by use of the mail, proxies may be solicited from stockholders by directors, officers, employees and agents of MasterCard in person or by telephone, facsimile or other appropriate means of communication. We have engaged Georgeson Inc. to solicit proxies on our behalf. The anticipated cost of Georgeson Inc.'s services is estimated to be approximately $20,000 plus reimbursement of reasonable out-of-pocket expenses. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to our directors, officers or employees in connection with the solicitation. Any questions or requests for assistance regarding this proxy statement and related proxy materials may be directed to:

MasterCard Incorporated
Office of the Corporate Secretary
2000 Purchase Street
Purchase, New York 10577
Attention: Janet McGinness
Telephone: (914) 249-2000
Fax: (914) 249-4366

or

Georgeson Inc.
480 Washington Boulevard
26th Floor
Jersey City, New Jersey 07310
Telephone: (877) 255-0134

What is "Householding"?

The SEC has adopted rules that allow a company to deliver a single Notice or set of proxy materials to an address shared by two or more of its stockholders. This method of delivery, known as "householding", permits us to realize significant cost savings and reduces the amount of duplicate information stockholders receive. In accordance with notices sent to stockholders sharing a single address, we are sending only one Notice (or, if requested, one set of proxy materials) to that address unless we have received contrary instructions from a stockholder at that address. Any stockholders who object to, or wish to begin, householding may notify our Corporate Secretary orally or in writing at the telephone number or address, as applicable, set forth above. We will deliver promptly an individual copy of the Notice and, if requested, proxy materials, to any stockholder who revokes its consent to householding upon our receipt of such revocation.

Who counts the votes?

Georgeson Inc. will act as inspector of elections and certify the voting results.

How do I find out the voting results?

We will announce preliminary voting results at the Annual Meeting. We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before July 5, 2016. The Form 8-K will be available on our website (http://www.mastercard.com) in the "Investor Relations" section under "Financials & SEC Filings" and on the SEC's website at http://www.sec.gov.

What do I need to do if I would like to attend the Annual Meeting?

If you attend the Annual Meeting, you will be asked to present photo identification, such as a driver's license, when you arrive. If you hold your shares in "street name", typically through a brokerage account, you will also need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

Our Annual Meeting will be held at our corporate headquarters at 2000 Purchase Street, Purchase, NY 10577. For directions, you may call our Investor Relations Department at (914) 249-4564.

IMPORTANT DATES RELATED TO 2017 ANNUAL MEETING

If a stockholder intends to submit any proposal for inclusion in our proxy statement for our 2017 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must be received by the Corporate Secretary no later than December 30, 2016.

Separate and apart from the requirements of Rule 14a-8, our by-laws require advance notice for a stockholder to properly bring nominations of directors or any other business before any annual meeting of stockholders. In order to be timely, such notice must be received by our Corporate Secretary between February 28, 2017 and March 30, 2017 and must also comply with the additional requirements of our by-laws.

Copies of our current by-laws are available through our website (http://www.mastercard.com) in the "Investor Relations" section under "Corporate Governance" and "Corporate Documents" or may be obtained from the Corporate Secretary.

OTHER MATTERS

Management does not know of any business to be transacted at the Annual Meeting other than as indicated herein. **Should any such matter properly come before the Annual Meeting for a vote, the persons designated as proxies will vote thereon in accordance with their best judgment.**

You are urged to promptly vote your interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on your Notice or, if you received a paper copy of the proxy materials, by completing, signing, dating and returning your proxy card or voting form.

By Order of the Board of Directors

Janet McGinness

Janet McGinness
Corporate Secretary

Purchase, New York

April 29, 2016

MasterCard

Appendix A

NON-GAAP FINANCIAL MEASURES AND GAAP RECONCILIATIONS

Non-GAAP Financial Information

In this proxy statement, MasterCard discloses net income and diluted earnings per share (as well as related growth rates) and operating margin, each presented on a pro forma basis giving effect to the exclusion of both a settlement charge related to the termination of our qualified U.S. defined benefit pension plan (the "U.S. Employee Pension Plan Settlement Charge") and a charge related to a U.K. merchant litigation settlement (the "U.K. Merchant Litigation Settlement Provision"), each recorded during the year ended December 31, 2015. Each of these items is a non-GAAP financial measure. MasterCard excluded these items because MasterCard's management monitors significant one-time items separately from ongoing operations and evaluates ongoing performance without these amounts. MasterCard's management believes that the non-GAAP financial measures presented facilitate an understanding of MasterCard's operating performance and meaningful comparison of its results between periods.

Management also presents in this Proxy Statement growth rates adjusted for foreign currency, which is a non-GAAP financial measure. Due to the impact of foreign currency rate fluctuations on reported results, MasterCard's management believes the presentation on certain growth rates for currency, calculated by re-measuring the prior period's results using the current period's exchange rates, provides relevant information.

MasterCard's management uses non-GAAP financial measures to, among other things, evaluate its ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of performance-based compensation. The following table reconciles the non-GAAP financial measures presented to the most directly comparable GAAP financial measures. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for MasterCard's related financial results prepared in accordance with GAAP.

GAAP Reconciliations
($ in millions, except per share data)

	Year Ended December 31, 2015			Year Ended December 31, 2014	Year-over-year Growth			
	Actual	Special Items (a)	Non-GAAP	Actual	Actual	Special Items (a)	Foreign Currency (b)	Non-GAAP
Net Revenue	$9,667	—	$9,667	$9,441	2%	—	(6)%	8%
Operating Income	$5,078	$140	$5,218	$5,106	(1)%	(3)%	(7)%	10%
Operating Margin	52.5%		54.0%					
Net Income	$3,808	$95	$3,903	$3,617	5%	(3)%	(7)%	15%
Diluted Earnings per Share	$3.35	$0.08	$3.43	$3.10	8%	(3)%	(8)%	18%

Note: Figures may not sum due to rounding

(a) Represents effect of the U.S. Employee Pension Plan Settlement Charge and the U.K. Merchant Litigation Settlement Provision

(b) Represents the impact of currency rate fluctuations on reported results

Appendix B

GLOSSARY OF ACRONYMS AND TERMS USED IN THIS PROXY STATEMENT

Term	Description
Class A common stock	Class A common stock, par value $0.0001 per share
Class A stockholder	Holder of shares of Class A common stock
Class B common stock	Class B common stock, par value $0.0001 per share
Delaware Law	General Corporation Law of the State of Delaware
DSU	Deferred Stock Unit
Exchange Act	Securities Exchange Act of 1934, as amended
2015 Form 10-K	Annual Report on Form 10-K for the year ended December 31, 2015 that was filed with the SEC on February 12, 2016
GAAP	Generally Accepted Accounting Principles in the United States of America
HRCC	Human Resources and Compensation Committee of the Board
IPO	MasterCard's initial public offering in May 2006
Internal Revenue Code	Internal Revenue Code of 1986, as amended
LTIP	Long Term Incentive Plan
MasterCard International	MasterCard International Incorporated
NCG	Nominating and Corporate Governance Committee of the Board
NEO	Named Executive Officer
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PSU	Performance Stock Unit
PwC	PricewaterhouseCoopers LLP
RSU	Restricted Stock Unit
SEAICP	Senior Executive Annual Incentive Compensation Plan
SEC	United States Securities and Exchange Commission
TSR	Total Shareholder Return


OUR VISION

A world beyond cash


OUR MISSION

Every day, everywhere, we use our technology and expertise
to make payments safe, simple and smart


OUR COMMITMENT

To strive to return long-term value
on the investment you have made in us



MasterCard





MasterCard

MASTERCARD INCORPORATED
2000 PURCHASE STREET
PURCHASE, NY 10577-2509

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E08734-P75770

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MASTERCARD INCORPORATED

The Board of Directors recommends you vote FOR the following:

1. Election of directors to serve on the Board of Directors

   Nominees:

		For	Against	Abstain
a.	Richard Haythornthwaite	☐	☐	☐
b.	Ajay Banga	☐	☐	☐
c.	Silvio Barzi	☐	☐	☐
d.	David R. Carlucci	☐	☐	☐
e.	Steven J. Freiberg	☐	☐	☐
f.	Julius Genachowski	☐	☐	☐
g.	Merit E. Janow	☐	☐	☐
h.	Nancy J. Karch	☐	☐	☐
i.	Oki Matsumoto	☐	☐	☐
j.	Rima Qureshi	☐	☐	☐
k.	José Octavio Reyes Lagunes	☐	☐	☐
l.	Jackson Tai	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

		For	Against	Abstain
2.	Advisory approval of MasterCard's executive compensation	☐	☐	☐
3.	Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for MasterCard for 2016	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement for the 2016 Annual Meeting of Stockholders of MasterCard Incorporated and the 2015 Annual Report of MasterCard Incorporated are available at www.proxyvote.com.

- -

E08735-P75770


MasterCard

MASTERCARD INCORPORATED
Annual Meeting of Stockholders
June 28, 2016 8:30 A.M. Eastern Time
This proxy is solicited by the Board of Directors

The stockholder(s) hereby constitute(s) and appoint(s) Ajay Banga, Martina Hund-Mejean, Timothy Murphy and Janet McGinness, and each or any of them as proxies, each with the full power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A common stock of MASTERCARD INCORPORATED that the stockholder(s) is/are entitled to vote at the 2016 Annual Meeting of Stockholders to be held at 8:30 A.M., Eastern Time on June 28, 2016, at MasterCard Incorporated, 2000 Purchase Street, Purchase, New York 10577, and any adjournment or postponement thereof. The stockholder(s) hereby revoke(s) any proxies heretofore given.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Discretionary authority is hereby conferred as to all other matters that may properly come before the meeting.

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side